EDGEWATER TECHNOLOGY


HIGH CONCEPT
HIGH TOUCH
HIGH VALUE

TRANSLATING BUSINESS GOALS INTO TECHNICAL STRATEGIES

2004 ANNUAL REPORT

Company Profile

Edgewater Technology, Inc. is an innovative technology management consulting firm. We offer a unique blend of premium information technology services that assist our clients to improve financial and operational performance across their organizations. We develop business strategies and technology solutions that address their specific needs while providing them with increased competitive advantage. Headquartered in Wakefield, MA, we go to market by vertical industry and provide our clients with a wide range of business and technology offerings.

With more than ten years of operating history, Edgewater Technology has become well respected in the information technology services industry by continually focusing on five core values:

- **Delivery Excellence**
- **Vertical Expertise**
- **Technology Excellence**
- **Middle-Market Focus**
- **Strong Operational Metrics**



Financial Highlights



As of December 31,	2004	2003
(In Thousands, Except Per Share Data)		
Balance Sheet Data:		
Cash and marketable securities	**$33,908**	$44,259
Goodwill and intangibles	**16,628**	13,135
Deferred tax asset	**22,213**	22,175
Other assets	**8,953**	6,962
Total assets	**$81,702**	$86,531
Total liabilities	**$ 5,106**	$ 5,647
Stockholders' equity	**76,596**	80,884
Total liabilities and stockholders' equity	**$81,702**	$86,531



Periods Ended December 31,	2004	2003	2002	2001	2000
Statement of Operations Data:					
Revenues	**$25,322**	$25,054	$ 18,666	$26,574	$31,799
Gross profit	**9,663**	11,514	6,761	10,841	15,965
Income (loss) from continuing operations	**(831)**	1,994	(10,058)	(3,678)	(1,681)
Diluted earnings per share:					
Continuing operations	**$ (0.07)**	$ 0.17	$ (0.87)	$ (0.28)	$ (0.06)
Weighted average shares, diluted	**11,283**	11,694	11,575	12,935	29,212

EDGEWATER TECHNOLOGY

Letter to Our Stockholders:

We deliver premium IT service offerings that include Business Intelligence, Corporate Performance Management, Data Services and Managed IT Services.

The past year has been one of building and assimilating for Edgewater Technology. While revenue remained effectively flat for the year, Edgewater increased its service offerings and depth to provide solutions which begin and end with business improvement. This improvement is achieved through the strategic application of technology and its subsequent effect on management. Technology needs the same measured, thoughtful management that luminaries and business schools have historically provided to business in general. Allowing technology to be an afterthought through ever faster cycles of innovation and obsolescence simply will no longer be accepted. Edgewater has been steadily putting together the premium IT services offerings required to institute true technology management.

Offshore outsourcing continued to increase its market share of commodity IT services during the past year, putting price pressure on many services firms and forcing oscillating strategies for handling the competitive challenge. I am pleased that Edgewater Technology's price margins continue to remain firm and our strategy steady and on course. We continue to stress vertical market messages enabled by strategic technology.

During 2004, Edgewater Technology expanded its premium IT service offerings to include Business Intelligence, Corporate Performance Management, Data Services and Managed IT Services. Our acquisition and integration of Ranzal & Associates, a premier Hyperion-enabled Business Intelligence and Corporate Performance Management services organization, has immeasurably accelerated our position within this critical premium IT service sector. In addition, Edgewater Technology accelerated its organic investment in the area of Data Services and Managed IT Services with strategic hires, partnerships and refined strategically-oriented offerings.

Edgewater Technology continuously leverages its deep roots of custom design, build, integration, and operation to provide a holistic view of IT services within a discipline of technology management consulting. Clients now can access complex business and technology strategies, program and project management, and architecture and design services independently of a major systems build or integration. This flexibility provides organizations the ability for the straightforward inclusion of many resources. They may include price-advantaged offshore resources, highly-specialized boutique talent, business process outsourcing solutions, product and internal resources to any project. Yet clients can retain premium services that Edgewater Technology has to offer such as project management and design.

It is exciting that all of these initiatives are unfolding throughout 2005. I am confident that Edgewater Technology will become the premier provider of premium IT services for the middle market and Global 2000 subsidiary space. By providing a unique selection of services, Edgewater Technology can deliver a valuable cost effective alternative to both commodity offshore outsourcers and the mega-global IT services providers.

As ever, we remain focused on our core values of nurturing long-term customer relationships, fostering employee professional growth and thereby, long-term shareholder value. I want to extend my appreciation to Edgewater Technology's team of professionals along with our clients and stockholders for their continued support and commitment.

Shirley Singleton
President and Chief Executive Officer
Edgewater Technology, Inc.

April 2005

Edgewater Technology has the ability to provide a holistic view of IT services within a discipline of technology management consulting.



Developing business

Edgewater Technology is an innovative technology management consulting firm providing a unique blend of premium IT services.

Our delivery excellence is a derivative of a well-defined business plan, highly-trained consultants, strong technical expertise, and established implementation and support methodologies.

HIGH CONCEPT



We use an iterative business and technology approach, with an emphasis on quality assurance and project management, to rapidly and successfully deploy our solutions. Our delivery history has also contributed to our ability to build long-term customer relationships.

In today's complex business environment, organizations are continually seeking ways to optimize business processes and improve the delivery of information to customers, suppliers, employees, shareholders, partners and other constituents by enhancing information technology ("IT") systems. While many organizations support their IT needs and initiatives internally, they are often faced with the realization that they lack the resources or expertise to clearly identify where improvements can be made. Organizations are looking to build, integrate and implement change across their enterprise. Finding the right industry and technical expertise to assist in business process change is an important decision.

For over a decade, Edgewater Technology has offered its clients a unique blend of premium IT services designed to assist them in improving financial and operational performance across their enterprise. We develop business strategies and technology solutions that address our clients' specific needs while providing them with increased competitive advantage.

Edgewater Technology is a leading provider of premium information technology services for both the middle market and divisions of Global 2000 companies. We deliver a range of business and technology offerings that assist our clients in aligning their business goals and IT initiatives.

Envision and realize strategic business solutions.

We serve our clients by delivering industry-based process re-engineering services coupled with strategic technology management services. These strategic business solutions assist our clients to align their specific business goals with an enterprise-wide IT strategy. We initially conduct an overall IT assessment and business analysis. This involves a detailed evaluation of possible technology alternatives, including whether the solution should be a packaged solution, a customized solution or a combination of both.

Implement Corporate Performance Management ("CPM") solutions.

The primary goal of the solutions we develop is to improve financial performance and operating metrics across a client's enterprise. We develop these solutions by leveraging a blend of technology and vertical expertise as well as partnering with industry CPM leaders. With CPM, clients are able to improve their overall operational performance and productivity. A client's ability to extract data and alert management of operational issues can enhance near real-time decision making—otherwise

strategies and technology solutions

known as Business Activity Monitoring, a building block of CPM.

Optimize business processes to improve the delivery of products and services.

One of our key differentiators is our ability to deliver solutions that integrate effectively into our clients' existing infrastructures, while improving business operations that support the generation of revenue. We develop these solutions by conducting business process analysis. The data from the analysis enables us to map business process with technology. In addition, we have the ability to develop programs that manage multiple projects, including those that are complex and could involve multiple local and global vendors. To build the best strategic, customized application, we take all facets of our clients' business into consideration and make recommendations that best fit their business needs.

Maximize and unlock the value of corporate data assets.

Edgewater Technology provides its clients with the necessary knowledge and experience to successfully integrate data from the most complex systems. With proven methodologies, we deliver data integration solutions, including data warehouses and data marts, which enable organizations to access, integrate, transform, and deliver enterprise data from any source.

Managed Services.

We offer a complete range of managed IT services that enable our middle-market clients to concentrate on their core business, while being assured their technical infrastructure will support them as they grow. We offer services including infrastructure assessment and restructuring, as well as managed solution care, which includes hosting solutions; remote monitoring and maintenance; network and operating systems maintenance; and application maintenance. These strategic services ensure that our clients' technical infrastructure will properly support their short- and long-term business requirements, while aligning their business goals with their technical capabilities.

Access and leverage our blend of industry and technical expertise.

Across all of our service offerings, we provide a combination of vertical business knowledge along with technology expertise in the areas of strategy, technology and program management. This approach enables us to deliver powerful business solutions that are specifically designed for our clients' business and industry.

We extend our services by combining vertical-industry knowledge with a broad base of key strategic technologies to build scalable custom solutions that provide a solid return on our clients' investments.

Our technical expertise includes: Business Activity Monitoring, architectural services, service-oriented architectures, data and managed services, transactional processing and legacy integration.


HIGH TOUCH

A spectrum of services

We offer a complete range of managed IT services that enable our middle-market clients to concentrate on their core business, while being assured their technical infrastructure will support them as they grow.

These strategic services ensure that our clients' technical infrastructure will properly support their short- and long-term business requirements while aligning their business goals with their technical capabilities.


HIGH VALUE

Edgewater Technology offers a full spectrum of services and expertise to ensure the success of our engagements, including:

Strategy

Our blend of vertical industry experts and technology specialists provides our clients with technology strategies that deliver long-term value across their enterprise. This ensures that strategic plans not only serve the business need, but also are scalable, maintainable, and ultimately deliver the expected return on investment.

Design

Within this critical phase, we specialize in identifying and documenting the solution's detailed design. Design components range from defining what technologies and tools will integrate with the client's current IT infrastructure to what creative resources will be required to maintain consistency with the client's current brand. We believe that our clients can significantly benefit from investing in the design phase—they can (1) reduce overall development costs; (2) reshape the quality of corporate data assets and the effectiveness of business process; and (3) provide a flexible platform for more effective maintenance.

Build

We provide a blended approach of services to develop and implement IT systems, including technology, methodology and project management. We build strategic solutions that address our clients' specific needs, provide them with inherent value and ensure that their solution aligns with their business goals.

Managed Services

Edgewater Technology has a dedicated team offering a complete range of technical infrastructure support services. Their capabilities enable our clients to concentrate on their business, while being assured their technical infrastructure will support their growth. Our Managed Services offerings involve:

- Maintaining applications that require fast enhancement cycles, constant integration in changing environments and specialized quality assurance; and
- Operating our clients' customized operations by remotely managing a customer's IT system onsite at their location or providing facilities management at Edgewater's networking operating facility.

Selected Financial Data

The 2004, 2003, 2002, 2001 and 2000 selected consolidated financial data presented below has been derived from our audited consolidated financial statements. Our former operating businesses, consisting of the StaffMark commercial staffing division, Robert Walters, Strategic Legal, IntelliMark and ClinForce (the "Staffing Businesses") are presented as discontinued operations. We believe that this information should be read in conjunction with our audited consolidated financial statements and accompanying notes included elsewhere in this Annual Report and the succeeding "Management's Discussion and Analysis of Financial Condition and Results of Operations," which focuses on our continuing operations.

Year Ended December 31,	2004	2003	2002	2001	2000
(In Thousands, Except Per Share Data)					
Consolidated Statements of Operations Data:					
Total revenues	**$25,322**	$25,054	$ 18,666	$26,574	$ 31,799
Cost of services	**15,659**	13,540	11,905	15,733	15,834
Gross profit	**9,663**	11,514	6,761	10,841	15,965
Operating expenses:					
Selling, general and administrative	**10,154**	10,080	8,833	10,551	14,411
Depreciation and amortization	**896**	948	1,003	5,465	5,078
Impairment of goodwill (1)	**—**	—	7,411	—	—
Restructuring (2)	**—**	—	349	—	—
Total operating expenses	**11,050**	11,028	17,596	16,016	19,489
Operating (loss) income	**(1,387)**	486	(10,835)	(5,175)	(3,524)
Interest income, net	**556**	455	777	2,090	3,077
(Loss) income before taxes, discontinued operations, extraordinary item and change in accounting principle	**(831)**	941	(10,058)	(3,085)	(447)
Tax (benefit) provision	**—**	(1,053)	—	593	1,234
(Loss) income from continuing operations before discontinued operations, extraordinary item and change in accounting principle	**(831)**	1,994	(10,058)	(3,678)	(1,681)
Discontinued operations:					
Income (loss) from operations of discontinued divisions, net of applicable taxes	**236**	(1,020)	(950)	(904)	(113,534)
Gain on sale of divisions, net of applicable taxes	**—**	—	—	6,514	64,368
(Loss) income before extraordinary item and change in accounting principle	**(595)**	974	(11,008)	1,932	(50,847)
Extraordinary item, net of applicable taxes (3)	**—**	—	—	(27)	(360)
Change in accounting principle (1)	**—**	—	(12,451)	—	—
Net (loss) income	**$ (595)**	$ 974	$(23,459)	$ 1,905	$ (51,207)
Basic (loss) income per share:					
Continuing operations	**$(0.07)**	$ 0.18	$(0.87)	$(0.29)	$(0.06)
Discontinued operations	**0.02**	(0.09)	(0.08)	0.44	(1.68)
Extraordinary item	**—**	—	—	—	(0.01)
Change in accounting principle	**—**	—	(1.08)	—	—
Net (loss) income	**$(0.05)**	$ 0.09	$(2.03)	$ 0.15	$(1.75)
Weighted average shares, basic	**11,283**	11,381	11,575	12,858	29,212
Diluted (loss) income per share:					
Continuing operations	**$(0.07)**	$ 0.17	$(0.87)	$(0.28)	$(0.06)
Discontinued operations	**0.02**	(0.09)	(0.08)	0.43	(1.68)
Extraordinary item	**—**	—	—	—	(0.01)
Change in accounting principle	**—**	—	(1.08)	—	—
Net (loss) income	**$(0.05)**	$ 0.08	$(2.03)	$ 0.15	$(1.75)
Weighted average shares, diluted	**11,283**	11,694	11,575	12,935	29,212

(1) The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 on January 1, 2002 and, in accordance therewith, recorded as a change in accounting principle a non-cash charge of $12.5 million relating to an impairment of recorded goodwill. On December 2, 2002, the selected annual measurement date, the Company recorded an additional non-cash charge of $7.4 million, relating to a further impairment of goodwill. See Note 2 of the consolidated financial statements included elsewhere herein.

(2) As a result of a workforce reduction on February 28, 2002, the Company recorded approximately $0.3 million in associated restructuring charges related to severance costs. See Note 5 of the consolidated financial statements included elsewhere herein.

(3) On December 26, 2000, a tragedy occurred at our Wakefield, Massachusetts office, where seven employees were murdered. We incurred expenses totaling approximately $1.0 million, for items such as legal fees, charitable foundation costs, family and employee counselors, and property and facility expenses. These costs are presented as an extraordinary item, net of insurance proceeds and the applicable tax effect, in the accompanying consolidated statements of operations. For the year ended December 31, 2001, amounts recorded as extraordinary item represent additional accruals, net of insurance proceeds, and the applicable income tax effect.

As of December 31,	**2004**	2003	2002	2001	2000
(In Thousands)					
Consolidated Balance Sheet Data:					
Cash equivalents and marketable securities (4)	**$33,908**	$44,259	$46,782	$ 51,501	$145,581
Goodwill and intangibles	**16,628**	13,135	11,614	31,807	36,530
Deferred tax asset	**22,213**	22,175	22,884	22,523	26,628
Other assets	**8,953**	6,962	5,213	7,016	45,961
Total assets	**$81,702**	$86,531	$86,493	$112,847	$254,700
Total liabilities	**$ 5,106**	$ 5,647	$ 5,456	$ 7,855	$ 17,455
Stockholders' equity	**76,596**	80,884	81,037	104,992	237,245
Total liabilities and stockholders' equity	**$81,702**	$86,531	$86,493	$112,847	$254,700
Outstanding shares of common stock	**10,594**	11,366	11,485	11,594	28,693

(4) During 2000 and 2001, we engaged in a series of transactions to dispose of the Staffing Businesses that were unrelated to the premium IT services we provided during those periods, and which we continue to provide. A portion of the proceeds of these dispositions, consisting of $130.0 million, was used to complete a tender offer repurchase of our common stock, which was completed on January 23, 2001. The changes in cash equivalents and marketable securities balance from 2000 to 2001 occurred principally due to the completion of one of these dispositions, and the closing of the $130 Million Tender Offer Repurchase, after December 31, 2000.

Selected Financial Data

The 2004, 2003, 2002, 2001 and 2000 selected consolidated financial data presented below has been derived from our audited consolidated financial statements. Our former operating businesses, consisting of the StaffMark commercial staffing division, Robert Walters, Strategic Legal, IntelliMark and ClinForce (the "Staffing Businesses") are presented as discontinued operations. We believe that this information should be read in conjunction with our audited consolidated financial statements and accompanying notes included elsewhere in this Annual Report and the succeeding "Management's Discussion and Analysis of Financial Condition and Results of Operations," which focuses on our continuing operations.

Year Ended December 31,	**2004**	2003	2002	2001	2000
(In Thousands, Except Per Share Data)					
Consolidated Statements of Operations Data:					
Total revenues	**$25,322**	$25,054	$ 18,666	$26,574	$ 31,799
Cost of services	**15,659**	13,540	11,905	15,733	15,834
Gross profit	**9,663**	11,514	6,761	10,841	15,965
Operating expenses:					
Selling, general and administrative	**10,154**	10,080	8,833	10,551	14,411
Depreciation and amortization	**896**	948	1,003	5,465	5,078
Impairment of goodwill (1)	—	—	7,411	—	—
Restructuring (2)	—	—	349	—	—
Total operating expenses	**11,050**	11,028	17,596	16,016	19,489
Operating (loss) income	**(1,387)**	486	(10,835)	(5,175)	(3,524)
Interest income, net	**556**	455	777	2,090	3,077
(Loss) income before taxes, discontinued operations, extraordinary item and change in accounting principle	**(831)**	941	(10,058)	(3,085)	(447)
Tax (benefit) provision	—	(1,053)	—	593	1,234
(Loss) income from continuing operations before discontinued operations, extraordinary item and change in accounting principle	**(831)**	1,994	(10,058)	(3,678)	(1,681)
Discontinued operations:					
Income (loss) from operations of discontinued divisions, net of applicable taxes	**236**	(1,020)	(950)	(904)	(113,534)
Gain on sale of divisions, net of applicable taxes	—	—	—	6,514	64,368
(Loss) income before extraordinary item and change in accounting principle	**(595)**	974	(11,008)	1,932	(50,847)
Extraordinary item, net of applicable taxes (3)	—	—	—	(27)	(360)
Change in accounting principle (1)	—	—	(12,451)	—	—
Net (loss) income	**$ (595)**	$ 974	$(23,459)	$ 1,905	$ (51,207)
Basic (loss) income per share:					
Continuing operations	**$(0.07)**	$ 0.18	$(0.87)	$(0.29)	$(0.06)
Discontinued operations	**0.02**	(0.09)	(0.08)	0.44	(1.68)
Extraordinary item	—	—	—	—	(0.01)
Change in accounting principle	—	—	(1.08)	—	—
Net (loss) income	**$(0.05)**	$ 0.09	$(2.03)	$ 0.15	$(1.75)
Weighted average shares, basic	**11,283**	11,381	11,575	12,858	29,212
Diluted (loss) income per share:					
Continuing operations	**$(0.07)**	$ 0.17	$(0.87)	$(0.28)	$(0.06)
Discontinued operations	**0.02**	(0.09)	(0.08)	0.43	(1.68)
Extraordinary item	—	—	—	—	(0.01)
Change in accounting principle	—	—	(1.08)	—	—
Net (loss) income	**$(0.05)**	$ 0.08	$(2.03)	$ 0.15	$(1.75)
Weighted average shares, diluted	**11,283**	11,694	11,575	12,935	29,212

Refer to footnotes on following page.

(1) The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 on January 1, 2002 and, in accordance therewith, recorded as a change in accounting principle a non-cash charge of $12.5 million relating to an impairment of recorded goodwill. On December 2, 2002, the selected annual measurement date, the Company recorded an additional non-cash charge of $7.4 million, relating to a further impairment of goodwill. See Note 2 of the consolidated financial statements included elsewhere herein.

(2) As a result of a workforce reduction on February 28, 2002, the Company recorded approximately $0.3 million in associated restructuring charges related to severance costs. See Note 5 of the consolidated financial statements included elsewhere herein.

(3) On December 26, 2000, a tragedy occurred at our Wakefield, Massachusetts office, where seven employees were murdered. We incurred expenses totaling approximately $1.0 million, for items such as legal fees, charitable foundation costs, family and employee counselors, and property and facility expenses. These costs are presented as an extraordinary item, net of insurance proceeds and the applicable tax effect, in the accompanying consolidated statements of operations. For the year ended December 31, 2001, amounts recorded as extraordinary item represent additional accruals, net of insurance proceeds, and the applicable income tax effect.

As of December 31,	**2004**	2003	2002	2001	2000
(In Thousands)					
Consolidated Balance Sheet Data:					
Cash equivalents and marketable securities (4)	**$33,908**	$44,259	$46,782	$ 51,501	$145,581
Goodwill and intangibles	**16,628**	13,135	11,614	31,807	36,530
Deferred tax asset	**22,213**	22,175	22,884	22,523	26,628
Other assets	**8,953**	6,962	5,213	7,016	45,961
Total assets	**$81,702**	$86,531	$86,493	$112,847	$254,700
Total liabilities	**$ 5,106**	$ 5,647	$ 5,456	$ 7,855	$ 17,455
Stockholders' equity	**76,596**	80,884	81,037	104,992	237,245
Total liabilities and stockholders' equity	**$81,702**	$86,531	$86,493	$112,847	$254,700
Outstanding shares of common stock	**10,594**	11,366	11,485	11,594	28,693

(4) During 2000 and 2001, we engaged in a series of transactions to dispose of the Staffing Businesses that were unrelated to the premium IT services we provided during those periods, and which we continue to provide. A portion of the proceeds of these dispositions, consisting of $130.0 million, was used to complete a tender offer repurchase of our common stock, which was completed on January 23, 2001. The changes in cash equivalents and marketable securities balance from 2000 to 2001 occurred principally due to the completion of one of these dispositions, and the closing of the $130 Million Tender Offer Repurchase, after December 31, 2000.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the "Selected Financial Data," and audited consolidated financial statements and the related notes thereto included elsewhere in this Annual Report.

Overview

Edgewater Technology is an innovative technology management consulting firm providing a unique blend of premium IT services. Our primary target is the middle market whose needs span the full spectrum of our offerings. We also provide specialized premium services to divisions of Global 2000 companies. During the fiscal year ended December 31, 2004, we generated revenues, including reimbursement of out-of-pocket expenses, of approximately $25.3 million from a total of 102 clients. Headquartered in Wakefield, Massachusetts, as of December 31, 2004, our Company employed approximately 161 technical consulting professionals.

Our ability to generate revenue is affected by the level of business activity of our clients, which in turn is affected by the level of economic activity in the industries and markets that they serve. A decline in the level of business activity of our clients could have a material adverse effect on our revenue and profit margin. Over the past four years, our business has been negatively impacted by weakened IT services spending environment, which caused some clients to reduce or defer their expenditures for consulting services. We have implemented and will continue to implement cost-savings initiatives to manage our expenses as a percentage of revenue as appropriate.

The largest portion of our operating expenses consists of project personnel and related expenses. Project personnel expenses consist of payroll costs and related benefits associated with professional staff. Other related expenses include travel, subcontracting, third-party vendor payments and non-billable costs associated with the delivery of services to our clients. We consider the relationship between project personnel expenses and revenue to be an important measure of our operating performance. The relationship between project personnel expenses and revenue is driven largely by the chargeability of our consultant base, the prices we charge our clients and the non-billable costs associated with securing new client engagements and developing new service offerings. The remainder of our recurring operating expenses is comprised of expenses associated with the development of our business and the support of our client-serving professionals, such as professional development and recruiting, marketing and sales, and management and administrative support. Professional development and recruiting expenses consist primarily of recruiting and training content development and delivery costs. Marketing and sales expenses consist primarily of the costs associated with the development and maintenance of our marketing materials and programs. Management and administrative support expenses consist primarily of the costs associated with operations including finance, information systems, human resources, facilities (including the rent of office space), and other administrative support for project personnel.

We regularly review our fees for services, professional compensation and overhead costs to ensure that our services and compensation are competitive within the industry, and that our overhead costs are balanced with our revenue level. In addition, we monitor the progress of client projects with client senior management. We manage the activities of our professionals by closely monitoring engagement schedules and staffing requirements for new engagements. However, a rapid decline in the demand for the professional services that we provide could result in lower utilization of our professionals than we planned. In addition, because most of our client engagements are terminable by our clients without penalty, an unanticipated termination of a client project could require us to maintain underutilized employees. While professional staff levels must be adjusted to reflect active engagements, we must also maintain a sufficient number of senior professionals to oversee existing client engagements and participate in our sales efforts to secure new client assignments.

The Company's management monitors and assesses its operating performance by evaluating key metrics and indicators. For example, we review information related to annualized revenue per billable consultant, periodic consultant utilization rates, gross profit margins and billable employee headcount. The information, along with other operating performance metrics, is used in evaluating our overall performance. These metrics and indicators are discussed in more detail under "Results for the Year Ended December 31, 2004 Compared to Results for the Year Ended December 31, 2003" included elsewhere herein.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions, upon which we rely, are reasonable based upon information available to us at the time that they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are differences between these estimates, judgments or assumptions and actual results, our financial statements may be affected. The accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

- Revenue Recognition;
- Valuation of Deferred Tax Assets; and
- Valuation of Long-Lived and Intangible Assets.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management's judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result. Senior management has reviewed these critical accounting policies and related disclosures with our Audit Committee. See "Notes to Consolidated Financial Statements" included elsewhere herein, which contain additional information regarding our accounting policies and other disclosures required by GAAP. We have identified the policies listed below as critical to our business operations and the understanding of our results of operations.

Revenue Recognition. The Company recognizes revenue from providing IT and management consulting services under written service contracts with our customers. The service contracts we enter into generally fall into three specific categories: time and materials, fixed-price and fixed-fee. Our revenues are generated from sources such as technical consulting, custom software development, integration services, business intelligence consulting and managed services. Revenues from these services are recognized as the services are performed and amounts are earned in accordance with SEC Staff Accounting Bulletin ("SAB") No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements," as amended by SAB No. 104, "Revenue Recognition" ("SAB 104"). We consider amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable and collectibility is reasonably assured. For the years ended December 31, 2004, 2003 and 2002, revenues from strategy engagements, technical consulting and custom software development and integration services, and managed services represented the following:

For the Year Ended December 31,	Strategy Engagements	Consulting and Development and Integration Services	Managed Services
2004	20.7%	67.2%	12.1%
2003	2.9%	85.7%	11.4%
2002	5.3%	77.9%	16.8%

The Company derives a significant portion of its service revenue from time and materials based contracts. Time and materials contracts represented 75.0%, 70.9% and 77.2% of service revenues for the years ended December 31, 2004, 2003 and 2002, respectively. Revenue under time and materials contracts is recognized as services are rendered and performed at contractually agreed upon rates.

From time to time, the Company may offer volume purchase arrangements as part of its time and materials contracts to its customers. In accordance with Emerging Issues Task Force Abstract ("EITF") No. 00-22, "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future," the Company has deferred payment amounts based upon its current estimates of the actual discounts expected to be earned by the customers. As of December 31, 2004, the Company had recorded as deferred revenue a liability in the amount of $0.2 million related to volume purchase arrangements.

Revenue pursuant to fixed-price contracts is recognized under the proportional performance method of accounting. Fixed-price contracts represented 15.8%, 18.8% and 5.5% of service revenues for the years ended December 31, 2004, 2003 and 2002, respectively. Over the course of a fixed-price contract, we routinely evaluate whether revenue and profitability should be recognized in the current period. To measure the performance and our ability to recognize revenue and profitability on fixed-price contracts, we compare actual direct costs incurred to the total estimated direct costs and determine the percentage of the contract that is complete. This percentage is multiplied by the estimated total contract value to determine the amount of net revenue that should be recognized in accordance with our revenue recognition policies and procedures, subject to any warranty provisions or other project management assessments as to the status of work performed. This method is used because reasonably dependable estimates of the revenues and costs applicable to various stages of a contract can be made, based on historical experience and milestones identified in any particular contract.

Typically, the Company provides warranty services on its fixed-price contracts related to providing customers with the ability to have any "design flaws" remedied and/or have our Company "fix" routine software design defects. The services, as outlined in the respective contracts, are provided for a specific period of time after a project is complete. The Company values the warranty services based upon historical labor hours incurred for similar services at standard billing rates. In accordance with SAB 101 and SAB 104, revenue related to the warranty provisions within our fixed-price contracts is recognized as the services are performed and the revenue is earned. The warranty term is typically short term or for a 30-60 day period after the project is complete.

In the event we are unable to accurately estimate the resources required or the scope of work to be performed on a fixed-price contract, or we do not manage the project properly within the planned time period, then we may recognize a loss on a contract. Provisions for estimated losses on uncompleted projects are made on a contract-by-contract basis. Any known or probable losses on projects are charged to operations in the period in which such losses are determined. A formal project review process takes place quarterly, although most projects are evaluated on an ongoing basis. Management reviews the estimated total direct costs on each contract to determine if the estimated amounts are accurate, and estimates are adjusted as needed in the period revised estimates are made. There were no recorded losses on contracts during fiscal 2004.

We also perform services on a fixed-fee basis under managed services contracts, which include monthly hosting and support services. Fixed-fee contracts represented 9.2%, 10.3% and 17.2% of service revenues for the years ended December 31, 2004, 2003 and 2002, respectively. Revenue under fixed-fee contracts are recognized as fixed monthly amounts, for a specified period of time, as outlined within the respective contract.

When a customer enters into a time and materials, fixed-price contract or a fixed-fee contract, the related revenue is accounted for under EITF 00-21, "Revenue Arrangement with Multiple Deliverables." For all arrangements, we evaluate the deliverables in each contract to determine whether they represent separate units of accounting. If the deliverables represent separate units of accounting, we then measure and allocate the consideration from the arrangement to the separate units, based on reliable evidence of the fair value of each deliverable.

Client prepayments, even if nonrefundable, are deferred (classified as a liability) and recognized over future periods as services are performed. As of December 31, 2004, the Company has recorded a deferred liability of approximately $0.1 million included in the financial statement caption of "deferred revenue and other liabilities" related to customer prepayments.

Revenues from software resale contracts are included in service revenues and were less than 1.0% of total revenues for all periods presented. Revenue and related costs are recognized and amounts are invoiced to our customers upon the customer receipt of the purchased software. All related warranty and maintenance arrangements are performed by the primary vendor of the software and are not the obligation of the Company.

We recognize revenues for services where the collection from the client is probable and our fees are fixed or determinable. We establish billing terms at the time at which the project deliverables and milestones are agreed. Our standard payment terms are 30 days from invoice date. Reimbursement of out-of-pocket expenses charged to customers is reflected as revenue.

Our revenues and earnings may fluctuate from year to year based on the number, size and scope of projects in which we are engaged, the contractual terms and degree of completion of such projects, any delays incurred in connection with a project, employee utilization rates, the adequacy of provisions for losses, the use of estimates of resources required to complete ongoing projects, general economic conditions and other factors. Certain significant estimates include those used for fixed-price contracts, such as deferrals related to our volume purchase agreements, warranty holdbacks, and allocations of fair value of elements under multiple element arrangements, and the valuation of our allowance for doubtful accounts.

Valuation of Deferred Income Taxes. In determining our current income tax provision, we assess temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded in our consolidated balance sheets. When we maintain deferred tax assets, we must assess the likelihood that these assets will be recovered from future taxable income. To the extent we believe recovery is not likely, we establish a valuation allowance. We record an allowance to reduce the net deferred tax asset to a value we believe will be recoverable by future taxable income. We believe the accounting estimate related to the valuation allowance is a critical accounting estimate because it is highly susceptible to change from period to period as it requires management to make assumptions about the Company's future income over the life of the deferred tax asset, and the impact of increasing or decreasing the valuation allowance is potentially material to our results of operations. Management's assumptions about future income require significant judgment because actual income has fluctuated in the past and may continue to do so.

As of December 31, 2004, the gross value of the deferred tax asset recorded on the Company's balance sheet was approximately $36.9 million. This amount was comprised of approximately $21.0 million in federal net operating loss ("NOL") carryforwards, $10.1 million in state NOL carryforwards, $5.0 million in available federal credits, and $0.8 million in net deferred temporary timing differences. These amounts were offset by a valuation reserve of approximately $14.7 million providing for a net deferred tax asset of $22.2 million. The valuation reserve is representative of the Company's assessment of the expected future realization of recorded deferred tax assets.

When assessing the probability of the future realization of the recorded value of this asset, the Company reviews its planned future income and profitability projections. In projecting future income, we use our internal operating budgets and long-range planning projections. We develop our budgets and long-range projections based on recent results and trends, our project pipeline, and other appropriate factors. Based upon these analyses, the Company believes that it is more than likely that it will be able to recover the currently recorded value of our net deferred tax assets by achieving a compounded annual revenue growth rate of approximately 9.6% and achieving annual profitability in the range of 4.4% to 6.9% through fiscal 2020. However, if we do not generate sufficient future income and profits, the realization of these deferred tax assets may be impaired, resulting in an additional income tax expense, thereby reducing net income or increasing net loss, in the period in which it is determined that it is more likely than not that either a portion or all of the deferred tax asset is recoverable.

Valuation of Long-Lived and Intangible Assets. In 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." With the adoption of SFAS No. 142, goodwill and other indefinite lived intangible assets ("intangibles") are no longer subject to amortization, rather, they are subject to an assessment for impairment whenever events or circumstances indicate that impairment may have occurred, but at least annually, by applying a fair value based test. Under SFAS No. 142, goodwill impairment is assessed at the reporting unit level, using a discounted cash flow method. Prior to April 1, 2002, the Company amortized goodwill and identifiable intangible assets on a straight-line basis over their estimated useful lives not to exceed 40 years, and periodically reviewed the recoverability of these assets based on the expected future undiscounted cash flows.

Under SFAS No. 142, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its net book value (or carrying amount), including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) under the second step of the goodwill impairment test requires our management to make significant judgments, assumptions and estimates. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge. To assist in the process of determining goodwill impairment, the Company obtains appraisals from independent valuation firms. In addition to the use of independent valuation firms, the Company performs internal valuation analyses and considers other market information that is publicly available. Estimates of fair value are primarily determined using discounted cash flows. This approach requires the use of significant estimates and assumptions including projected future cash flows (including timing), discount rate reflecting the risk inherent in future cash flows and perpetual growth rate, among others.

Upon adoption of SFAS 142 in fiscal 2002, the Company recorded as a change in accounting principle, a non-cash impairment charge of $12.5 million. On December 2, 2002, our selected annual measurement date, our Company recorded an additional non-cash charge of $7.4 million due to a further impairment of the recorded goodwill. No other impairment has been recorded in the periods presented.

As further described in Note 3 to the consolidated financial statements included elsewhere herein, the Company, on June 2, 2003, acquired Intelix, Inc. ("Intelix") and recorded $1.4 million in goodwill and $0.5 million in identifiable intangible assets, which are being amortized over a period of four to eight years. On October 4, 2004, the Company acquired Ranzal & Associates ("Ranzal") and recorded $2.4 million in goodwill and $1.6 million in identified intangible assets, which are being amortized over a period of two to five years.

Results for the Year Ended December 31, 2004 Compared to Results for the Year Ended December 31, 2003

Service Revenues. During the year ended December 31, 2004, total revenues increased by $0.2 million, or 1.1%, over fiscal 2003 revenues of $25.1 million to $25.3 million. Our annualized revenue per billable consultant, adjusted for utilization, increased to $227 thousand during fiscal 2004, as compared to $224 thousand in fiscal 2003 primarily due to the incremental benefits of improved billing and utilization rates during the fourth quarter of 2004. The Company increased the number of customers it served to 102 clients during fiscal 2004, as compared to 52 clients during fiscal 2003, which was primarily the result of the Ranzal acquisition. While our overall revenue remained flat on a year-over-year basis, in fiscal 2004, revenue from our five largest customers, including Synapse, decreased as a percentage of total revenue to 69.0% of our total revenues, as compared to 81.7% in fiscal 2003 due to the Company's revenue diversification efforts.

Fiscal 2004 revenues were primarily affected by two factors. Our revenues were enhanced by the October 4, 2004 acquisition of Ranzal, which added approximately $2.3 million in fourth quarter revenues. The incremental year-over-year increase from Ranzal revenues was also mitigated by a decrease of approximately $2.0 million in revenues related to Edgewater Technology's core business. The decrease in core revenues is primarily attributable to a reduction in revenue from Synapse, a related party and our largest customer. Synapse revenue declined by approximately $2.1 million, or 17.7%, to $9.7 million, as compared to fiscal 2003 revenues of $11.8 million. The Company also experienced continued delays and reductions in overall spending as the U.S. economic environment continued to be sluggish during 2004.

Cost of Services. Cost of services consists of project personnel costs principally related to salaries, payroll taxes, employee benefits and travel expenses for personnel dedicated to customer projects. These costs represent the most significant expense we incur in providing our services. In total, project personnel costs increased by $2.2 million, or 15.6%, to $15.7 million in 2004, as compared to $13.5 million in 2003. The fiscal 2004 increase in project personnel costs is partially attributable to the Ranzal acquisition, which added approximately 25 billable consultants and $1.3 million in related personnel costs, and the full year effect of the June 2003 Intelix acquisition, which added approximately 29 billable consultants in 2003 and increased project personnel costs by an additional

$0.7 million in fiscal 2004. As a percentage of revenue, project personnel costs before out-of-pocket expense reimbursements increased from 53.4% during fiscal 2003 to 60.2% during fiscal 2004. The increase in project personnel costs, as a percentage of revenues, reflects decreases in the Company's billable consultant utilization rates, which decreased to 72.1% in fiscal 2004, as compared to 78.7% in fiscal 2003.

Gross Profit. Gross profit decreased $1.8 million, or 16.1%, to $9.7 million in 2004, as compared to $11.5 million in 2003. Gross profit, as a percentage of revenues, decreased to 38.2% in fiscal 2004, as compared to 46.0% in fiscal 2003. The fiscal 2004 decrease in gross profit is partially related to a decrease in Edgewater Technology core revenues during the second half of fiscal 2004, as market conditions led to a reduced level of IT spending and delayed IT spending decisions. The effect of these conditions caused a decrease in our billable consultant utilization rates, which decreased to 72.1% in fiscal 2004, as compared to 78.7% in fiscal 2003 on an overall basis. The fiscal 2004 utilization rate decrease is in large part attributable to a decrease of $2.1 million in revenues from the Company's largest customer. These decreases in Edgewater's core business were offset by the fiscal 2004 gross profit contribution of Ranzal, which added $1.0 million in gross profit during the fourth quarter. Additionally, in fiscal 2004, the Company experienced an increase in billable and unbilled expenses. Billable and unbilled expenses increased by approximately $0.4 million in fiscal 2004 to $0.7 million, as compared to $0.3 million in fiscal 2003. This increase represents 25.2% of the fiscal 2004 reduction in gross margin.

Selling, General and Administrative Expenses ("SG&A"). Fiscal 2004 SG&A expenses of $10.0 million, or 39.6% of revenues, remained consistent with fiscal 2003 expenditure levels. Fiscal 2003 SG&A expenses also totaled $10.0 million and represented 40.2% of revenues. In fiscal 2003, SG&A expenses included a bonus accrual of $1.3 million, as compared to a bonus accrual of $0.1 million in 2004. Offsetting the current year reduction in bonus expense was an increase in sales and administrative salaries expenses of $0.5 million, as the Company increased sales headcount from 10 average full-time-equivalents in 2003 to 14 average full-time-equivalents. In addition, fiscal 2004 SG&A expenses included additional expenses related to the operations of Ranzal in the amount of $0.5 million, included in the fourth quarter 2004 operating results.

Stock-Based Compensation. In May 2003, the Company's Compensation Committee authorized restricted share awards to certain executives of the Company, aggregating 140,000 shares of the Company's common stock. The aggregate compensation expense associated with these awards is approximately $0.7 million, which amount is being amortized straight-line over the vesting term (five years). Fiscal 2004 compensation expense related to these restricted share awards amounted to $0.1 million, as compared to fiscal 2003 expense of $0.07 million. The increase is attributable to a full year amortization of the awards in fiscal 2004.

The Company will be required to adopt the fair value method of accounting for stock compensation in the third quarter of 2005, which is expected to result in an increase in reported stock-based compensation expense.

Depreciation and Amortization Expense. Depreciation and amortization expense remained consistent with the fiscal 2003 amount of $0.9 million. Fiscal 2004 depreciation expense decreased by $0.2 million, to $0.4 million, as compared to $0.6 million in fiscal 2003. The decrease reflects continued spending controls on purchases of new fixed assets and an overall reduction in depreciation as older assets fully depreciate. This decrease was offset by an increase in amortization related to the full year amortization of the Intelix intangible assets and the incremental amortization related to the Ranzal intangible assets of $0.1 million in fiscal 2004.

Operating (Loss) Income. Operating income decreased $1.9 million to $(1.4) million in 2004, as compared to operating income of $0.5 million in 2003. The decrease in income is attributable to comparatively lower utilization rates, directly tied to decreased spending in IT consulting markets in fiscal 2004 and increased salaries and wages related to strategic personnel investments, which were offset by $0.5 million in fourth quarter operating income attributable to the recently acquired Ranzal operations. Each of these items is explained in further detail above.

Interest Income (Expense), Net. We earned net interest income of $0.6 million in 2004, as compared to net interest income of $0.5 million in 2003. The increase in interest income reflects a fiscal 2004 shift of our available cash and cash equivalent balances into less liquid marketable securities, which have increased yields on our invested balances when compared to the yields achieved in the prior year. Average maturity and yield rates for the year ended December 31, 2004 were approximately 94 days and 1.6%, respectively.

Provision for Income Taxes. The Company, as a result of its net operating loss position for the year ended December 31, 2004, has not recorded a tax provision. Conversely, in fiscal 2003, we recorded a tax benefit of $1.1 million, which represented a tax provision of $0.3 million, based on an estimated effective rate of 40.0% on operating income for state and federal income tax rates, offset by a benefit related to a refund receivable of $1.4 million related to a 2002 net operating tax loss carryback claim.

We have deferred tax assets which have arisen primarily as a result of operating losses incurred in prior fiscal years, as well as differences between the tax bases of assets and liabilities and their related amounts in the financial statements. SFAS No. 109, "Accounting for Income Taxes," requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Management judgment is required in determining any valuation allowance recorded against the gross deferred tax asset amounts. As of December 31, 2004, the valuation allowance against deferred tax assets was approximately $14.7 million, providing for a net deferred tax asset of $22.2 million.

Income (Loss) from Continuing Operations. Income from continuing operations decreased $2.8 million, to $(0.8) million in 2004, as compared to income of $2.0 million in 2003. This decrease was primarily a result of lower 2004 revenues and operating margins, for the reasons described above. In addition, a carryback tax claim of $1.4 million was included in income during the previous year, as compared to no carryback claim amounts being recorded in 2004.

Discontinued Operations. We have received and may continue to receive various tax notices and assessments from the IRS and various State Departments of Revenue related to our former staffing businesses, which were sold in 2000 and 2001. During 2004, our Company was able to successfully resolve several outstanding assessments. On a net basis, the Company reversed approximately $0.2 million from its discontinued operations accrual related to the successful resolution of our tax assessments. The accrual decrease attributable to the IRS notices totaled approximately $0.8 million. This decrease was offset by an increase in the accrual of $0.6 million, which was primarily the result of an increase in a previously established reserve related to the Company's expected lease payments on its former corporate headquarters in Fayetteville, Arkansas in the amount of $0.4 million. The increase in the lease accrual was deemed necessary after revising a previously prepared estimate with more current information. In Fiscal 2003, we recorded a reserve of $1.0 million representing the low end of potential payments to be made under certain IRS notices, plus related professional fees. See Notes 4 and 13 of the consolidated financial statements included elsewhere herein.

Net (Loss) Income. We recognized a net loss of $0.6 million in 2004, as compared to net income of $1.0 million in 2003. The net income decreased in 2004 primarily as a result of decreased revenue, gross margin and the tax benefit recorded in fiscal 2003.

Results for the Year Ended December 31, 2003 Compared to Results for the Year Ended December 31, 2002

Service Revenues. During the year ended December 31, 2003, total revenues increased by $6.4 million, or 34.2%, over fiscal 2002 revenues of $18.7 million to $25.1 million. Our annualized revenue per billable consultant, adjusted for utilization, increased to $224 thousand during fiscal 2003, as compared to $214 thousand in fiscal 2002 primarily due to improved billable consultant utilization rates. The utilization rate improvement was attributable to organic growth attained from engaging new customers and retaining follow-on business from existing customers during 2003. As a result of these fiscal 2003 improvements, the Company's utilization rates for its billable consultants increased to 78.7% in fiscal 2003, as compared to 67.0% in fiscal 2002. We served 52 clients during fiscal 2003, as compared to 35 clients during fiscal 2002. In fiscal 2003, our five largest customers, including Synapse, represented approximately 81.7% of our total revenues, as compared to 88.0% in fiscal 2002.

Cost of Services. Cost of services, which represents project personnel costs, increased 13.7%, to $13.5 million in 2003, as compared to $11.9 million in 2002. A significant portion of the year-over-year increase of approximately $1.6 million is directly related to $1.6 million in additional project personnel costs associated with the addition of 29 billable consultants in connection with the mid-year acquisition of Intelix. As a percentage of net revenue, project personnel costs before out-of-pocket expense reimbursements decreased from 63.3% during fiscal 2002 to 53.4% in fiscal 2003. The decrease, or improvement in project personnel costs as a percentage of revenues, is attributable to significantly improved utilization rates in fiscal 2003, 78.7%, as compared to fiscal 2002, 67.0%, combined with the increase in total billable consultants to 156, as compared to 119 in fiscal 2002.

Gross Profit. Gross profit increased 70.3%, to $11.5 million, in 2003, as compared to $6.8 million in 2002. Gross profit, as a percentage of revenues, improved to 46.0% in fiscal 2003, as compared to 36.2% in fiscal 2002. The increase in gross profit and improvement of gross profit as a percentage of revenues, is directly related to the increase in billable hours in connection with the consulting services revenues before out-of-pocket expense reimbursements of $6.4 million in fiscal 2004. As a result of the increase in billable hours, the average utilization rates improved to 78.7% in fiscal 2003, as compared to 67.0% in fiscal 2002.

Selling, General and Administrative Expenses ("SG&A"). Fiscal 2003 SG&A expenses increased by $1.2 million, to $10.1 million, or 40.2% of revenues, as compared to fiscal 2003 expenditure levels which totaled $8.8 million and represented 47.3% of revenues. The year-over-year increase in absolute SG&A expenses is directly related to fiscal 2003 accruals for performance-based bonuses, which totaled $1.3 million. Additionally, fiscal 2003 SG&A expenses included incremental costs as the result of the Intelix acquisition, which totaled $0.7 million in the current fiscal year. These increases were offset by reduced facilities and operating expenses in 2003 in an effort to streamline operations and costs.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased by $0.1 million to $0.9 million in 2003, as compared to $1.0 million in 2002. This decrease reflects tighter spending controls on purchases of new fixed assets and a relative reduction in depreciation as older assets fully depreciate, offset by slightly higher depreciation and amortization due to the Intelix acquisition, which increase fiscal 2003 intangible asset amortization by approximately $0.05 million.

Impairment of Goodwill. As discussed in Note 2 to the consolidated financial statements included elsewhere herein, we adopted SFAS No. 142 on January 1, 2002 and in accordance therewith, recorded as a change in accounting principle a non-cash charge of $12.5 million relating to an impairment of recorded goodwill. On December 2, 2002, our selected annual measurement date, we recorded an additional non-cash charge of $7.4 million, relating to a further impairment of goodwill. Our net unamortized goodwill as of December 31, 2003 and December 31, 2002 was $12.3 million and $10.8 million, respectively.

Restructuring. In February 2002, we implemented a workforce reduction to better align our consultant base to our expected revenues. The Company reduced headcount by approximately 38 positions, which resulted in a restructuring charge of approximately $0.3 million. The restructuring charge consisted primarily of severance and similar employee payroll related termination expenses. All amounts were paid as of December 31, 2002.

Operating Income (Loss). Operating income increased $11.3 million, to $0.5 million in 2003, as compared to an operating loss of $10.8 million in 2002. This increase is due to higher utilization and a corresponding increase in revenue, combined with the effects of the restructuring and the impairment of goodwill in 2002, as described above.

Interest Income (Expense), Net. We earned net interest income of $0.5 million in 2003, as compared to net interest income of $0.8 million in 2002. This decrease is due to the reduction in overall market interest yields for investment grade securities during the past twelve months and also due to the slightly lower average cash balances as a result of the acquisition of Intelix, common stock repurchases and discontinued operations payments.

Provision for Income Taxes. We recorded a tax benefit of $1.1 million for 2003, representing a tax provision of $0.3 million based on an estimated effective rate of 40.0% on operating income, inclusive of state and federal income tax rates, offset by a refund receivable related to the 2002 net operating tax loss carryback claim of $1.4 million, for which benefit had not been previously recorded. The effective tax rate for 2002 was zero, primarily due to net operating losses for which a benefit was not provided. We have recorded a valuation allowance against a portion of our net deferred assets of approximately $14.1 million as of December 31, 2003 due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward and foreign tax credits, before they expire.

Income (Loss) from Continuing Operations. Income from continuing operations increased $12.1 million to $2.0 million in 2003, as compared to a loss of $10.1 million in 2002. This increase was primarily a result of higher operating profitability and the tax carryback claim, and the absence in 2003 of the goodwill impairment charge and restructuring charge which were recorded in 2002.

Discontinued Operations. We have received and may continue to receive various tax notices and assessments from the IRS related to our former staffing businesses, which were sold in 2000 and 2001, and related civil penalties concerning the purported untimely filing of tax information. We recorded in 2003 a reserve of $1.0 million representing the low end of our estimated exposure of our unresolved tax assessments, plus related professional fees. See Notes 4 and 13 of the consolidated financial statements included elsewhere herein.

In 2002, we recorded a $1.0 million charge to discontinued operations relating to a litigation settlement with the purchaser of and successor to our commercial staffing business, which was sold in 2000 for approximately $196.0 million. See Note 13 of the consolidated financial statements included elsewhere herein.

Change in Accounting Principle. As discussed above, we adopted SFAS No. 142 on January 1, 2002 and, in accordance therewith, recorded as a change in accounting principle a non-cash charge of $12.5 million relating to an impairment of recorded goodwill. See Note 2 of the consolidated financial statements included elsewhere herein.

Net Income (Loss). We recognized net income of $1.0 million in 2003, as compared to a net loss of $23.5 million in 2002. The net income increased substantially in 2003 due to additional operating income in 2003 offset by goodwill impairment charges taken in 2002, which is described in further detail above.

Liquidity and Capital Resources

The following table summarizes our cash flow activities for the periods indicated:

Years Ended December 31,	2004	2003	2002
(In Thousands)			
Cash flows provided by (used in):			
Operating activities	$ 10	$ 2,633	$ (72)
Investing activities	(17,959)	(914)	(6,472)
Financing activities	(3,827)	(1,252)	(789)
Discontinued operating activities	(541)	(1,745)	(3,551)
Extraordinary item	—	—	(85)
Total cash used during the year	$(22,317)	$(1,278)	$(10,969)

As of December 31, 2004, we had cash, cash equivalents and marketable securities of $33.9 million, a $10.4 million or 23.5% decrease from the December 31, 2003 balance of $44.3 million. Working capital, which is defined as current assets less current liabilities, decreased $7.8 million, to $37.0 million, as of December 31, 2004, as compared to $44.8 million as of December 31, 2003. The $10.4 million decrease in cash, cash equivalents and marketable securities is primarily related to Edgewater's fiscal 2004 stock repurchases of $4.4 million and net cash used for the acquisition of Ranzal of $5.7 million. These decreases were partially offset by proceeds from fiscal 2004 stock option exercises, which totaled $0.6 million.

Our primary historical sources of funds have been from operations and the proceeds from equity offerings, as well as sales of businesses in fiscal years 2000 and 2001. Our principal historical uses of cash have been to fund working capital requirements, capital expenditures and acquisitions. We generally pay our employees bi-weekly for their services, while receiving payments from customers 30 to 60 days from the date of the invoice.

Historically, a significant portion of the Company's cash flows from operations have been derived from our largest customer, Synapse, which is also a related party. Payments received by the Company for services rendered to Synapse totaled approximately $10.9 million, $11.8 million and $12.4 million in fiscal 2004, 2003 and 2002, respectively. All receivable amounts were collected within our normal business terms and our contracts with Synapse are typically for a period of one year or more. In the event there is a loss of revenue related to Synapse, it would be expected that such a loss would have an adverse impact upon the Company's operations and cash flows. However, we believe such an impact could be mitigated through the management of employee headcount and through the redeployment of existing Synapse related resources on to other consulting projects.

Net cash provided by operating activities was $0.01 million for fiscal 2004. Changes in operating accounts included the fiscal 2004 loss from continuing operations of $0.8 million; depreciation and amortization of $0.9 million; increases in accounts payable and accrued expenses of $0.8 million related to the acquired Ranzal operations; and a decrease in accrued payroll and related liabilities of $1.1 million as a result of the fiscal 2004 payment of the Company's 2003 performance-based bonus accrual.

In fiscal 2003, net cash provided by operating activities was $2.6 million. This was a result of 2003 net income from continuing operations of $2.0 million; $1.0 million in loss related to the Company's discontinued operations as a result of various tax notices and assessments from the IRS; depreciation and amortization of $0.9 million; and an increase in accounts payable and accrued expenses related to the Company's accrual of its expected fiscal 2003 performance-based bonus payouts.

In Fiscal 2002, net cash used in operating activities was $0.1 million. This represented the net effect of the fiscal 2002 loss from operations of $10.1 million; a charge of $12.5 million related to the fiscal 2003 change in accounting principal associated with the Company's adoption of SFAS No. 142; depreciation and amortization of $1.0 million; $7.4 million in connection with a non-cash goodwill impairment charge; and $1.2 million as a result of net collections on outstanding receivables.

Net cash used in investing activities was $18.0 million in fiscal 2004. Net outflows related to $12.0 million in purchases of marketable securities as the Company transitioned cash and cash equivalents into longer-term and higher yield investments and $5.7 million in costs related to the October 4, 2004 purchase of Ranzal. In fiscal 2003, net cash used in investing activities was $0.9 million. This was a result of $1.2 million in net marketable security redemptions, which were offset by $2.0 million in costs related to the June 2003 acquisition of Intelix. In fiscal 2002, cash used in investing activities was $6.5 million. This use of cash was primarily attributable to $6.3 million in net purchase of marketable securities. As of December 31, 2004, we have no long-term commitments for capital expenditures and all capital expenditures are discretionary.

Net cash used in financing activities was $3.8 million, $1.3 million and $0.8 million for 2004, 2003 and 2002, respectively. Cash used in financing activities in each of these periods was primarily attributable to the repurchase of the Company's common stock, which totaled $4.4 million, $1.4 million and $0.6 million in fiscal 2004, 2003 and 2002, respectively. These purchases were offset by net proceeds from our employee stock purchase program and exercises of stock options.

Net cash used in discontinued operations was $0.5 million, $1.7 million and $3.6 million for 2004, 2003 and 2002, respectively. These amounts represent payments made by the Company related to its discontinued operations accrual. As described in Note 4 of the consolidated financial statements and included elsewhere herein, the Company, in 2000-2001 made a strategic decision to undergo a comprehensive restructuring program to refocus future growth initiatives in its systems integration and consulting business and as a result, committed to divestures in each of its staffing businesses. Payments in each of the presented fiscal years represent payments related to the discontinuance of the operations, which were accrued for in previous years.

Net cash used in extraordinary item was $0.1 million in fiscal 2002. The payments related to the Company's 2000 office tragedy.

As a result of the above, and as a result of cash flows from discontinued operations, our combined cash and cash equivalents decreased $22.3 million, $1.3 million and $11.0 million in 2004, 2003 and 2002, respectively. The aggregate cash and cash equivalents and marketable securities were $33.9 million, $44.3 million and $46.8 million, as of December 31, 2004, 2003 and 2002, respectively.

In December 2003, the Company's Board of Directors (the "Board") authorized management, subject to legal requirements, to use up to $20.0 million to repurchase our common stock over a period to expire February 25, 2005 (the "2003 Repurchase Plan"). The 2003 Repurchase Plan replaced the existing stock repurchase plan previously authorized by the Board in September 2002 (the "2002 Repurchase Plan"). Repurchases have been made from time to time on the open market at prevailing market prices or in negotiated transactions off the market. As part of these repurchase plans, effective February 14, 2003, the Board authorized an SEC Rule 10b5-1 repurchase program with a broker that allowed the Company to make more consistent repurchases of our common stock even during traditional blackout periods. As of December 31, 2004, the Company is authorized to repurchase up to $20.0 million of our common stock prior to February 25, 2005. From the inception of our stock repurchase programs, to the February 25, 2005 expiration date, we repurchased 3.3 million shares of our common stock for an aggregate purchase price of approximately $17.9 million. Both the 2003 Repurchase Plan and the SEC Rule 10b5-1 repurchase program expired on February 25, 2005.

We believe that our current cash balances and cash flows from operations will be sufficient to fund our short-term operating and liquidity requirements, at least through fiscal 2005, and our long-term operating and liquidity requirements, based on our current business model. We periodically reassess the adequacy of our liquidity position, taking into consideration current and anticipated operating cash flow, anticipated capital expenditures, business combinations, possible stockholder distributions and public or private offerings of debt or equity securities. The pace at which we will either generate or consume cash will be dependent upon future operations and the level of demand for our services on an ongoing basis. See "Item 1—Business, Potential Future Strategies, Transactions and Changes" in our Company's 2004 Annual Report on Form 10-K.

Off Balance Sheet Arrangements, Contractual Obligations and Contingent Liabilities and Commitments

We lease office space under noncancellable operating lease arrangements through 2013. Rent expense, including amounts paid to related parties for discontinued operations, was approximately $1.2 million, $1.1 million and $1.2 million for the years ended December 31, 2004, 2003 and 2002, respectively. The Company entered into a sublease agreement on July 1, 2002 with a third party to occupy our former corporate headquarters in Fayetteville, Arkansas. The sublease commenced on July 15, 2002 and will end on June 30, 2007. Under the sublease agreement, the sub-tenant shall pay base rent to Edgewater in the amount of $0.2 million for the fiscal years 2005 and 2006, and will pay $0.1 million in 2007.

Annual future minimum payments required under operating leases that have an initial or remaining noncancellable lease term in excess of one year are as follows (these amounts do not include expected sublease payments of approximately $0.2 million per year through June 30, 2007):

Year Ending December 31,	Lease Obligations
(In Thousands)	
2005	$1,202
2006	1,063
2007	819
2008	801
2009	626
Thereafter	2,010
	$6,521

Recently Issued Accounting Pronouncements

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" ("SFAS No. 123R"). This Statement is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires entities to recognize stock compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards (with limited exceptions). SFAS No. 123R is effective for the first interim or annual reporting period that begins after June 15, 2005. The Company is evaluating the two methods of adoption allowed by SFAS No. 123R: the modified-prospective transition method and the modified-retrospective transition method, and has not quantified the effect of the adoption on the consolidated financial statements.

Related-Party Transactions

Synapse. Synapse, one of our largest customers, as discussed in Note 12 to the consolidated financial statements included elsewhere in this Annual Report, is considered a related party as its President and Chief Executive Officer, Michael Loeb, is also a member of our Board of Directors. Mr. Loeb joined the Company's Board of Directors in April 2000. Synapse has been an Edgewater customer since 1996. Revenues from Synapse amounted to $9.7 million, $11.8 million and $12.3 million, for fiscal 2004, 2003 and 2002, respectively. Accounts receivable balances for Synapse were $0.7 million and $1.9 million as of December 31, 2004 and 2003, respectively, which amounts were on customary business terms. The Company typically provides services to Synapse related to infrastructure services, custom software development, and systems integration. Services are provided on both a fixed-fee and time and materials basis. Our contracts with Synapse, including all terms and conditions, have been negotiated on an arm's length basis and on market terms similar to those we have with our other customers. In January 2005, our Company entered into a one-year services contract with Synapse. It is anticipated that Synapse will purchase at least $8.5 million in professional services during 2005. There are no commitments beyond the twelve-month term of the agreement.

Deferred Board Fees. As of December 31, 2004, the Company has recorded a liability in the amount of approximately $0.2 million related to deferred Board fees earned and payable to one of our Company's Directors. Payment of these fees is being deferred until a future date. The deferred fees are recorded under the caption "accounts payable and accrued liabilities" in the Company's consolidated financial statements included elsewhere herein.

Lease Agreement. Our Company entered into a lease agreement in 1999, which was modified in June 2000, with a stockholder who is a former officer and director. The lease pertains to certain parcels of land and buildings in Fayetteville, Arkansas for its former corporate headquarters that were included in our Company's discontinued operations. Rent payments related to these facilities totaled approximately $0.2 million for each of the years ended December 31, 2004, 2003 and 2002, respectively. Future related-party lease obligations relate to this lease agreement. As our Company's corporate headquarters moved to Wakefield, Massachusetts during 2001, the Company subleased the Fayetteville facility to a third party in 2002. See Note 12 of the consolidated financial statements included elsewhere herein.

Included in the "Certain Transactions" section of our 2005 Proxy Statement for our May 25, 2005 Annual Stockholders' Meeting is additional disclosure concerning our related party transactions. Our Proxy Statement will be filed with the SEC on or before April 30, 2005.

Other Tax Matters

During the second quarter of 2002, our Company was notified by the IRS that it would be auditing our consolidated income tax returns for the 1998, 1999 and 2000 fiscal years, and a subsequently added 1997 fiscal year. Our Company has responded to various IRS information requests by delivering documents and answering questions. For the period of the fiscal years covered by the audit, we owned staffing-related businesses, which were sold during the 2000 and 2001 fiscal years. During fiscal 2004, the Company received notice from the IRS formally closing its examination of filed corporate income tax returns for the 1997, 1998, 1999 and 2000 fiscal years, without any additional income tax liability.

As a result of a change in the Internal Revenue Code, our 2002 tax loss was carried back to 1997, resulting in a refund of previously paid taxes of $1.4 million. This amount was recorded as a benefit in the fourth quarter of 2003 and is shown as a current asset at December 31, 2004 and 2003. Approximately $0.9 million of this amount was collected by the Company in the first quarter of fiscal 2005. We expect the remaining $0.5 million to be collected in the second quarter of fiscal 2005. See Note 9 of the consolidated financial statements included elsewhere herein.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under "Business," "Properties," "Legal Proceedings," "Market for Registrant's Common Stock and Related Stockholder Matters" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements made with respect to future earnings per share, future revenues, future operating income, future cash flows, potential business combination transactions, competitive and strategic initiatives, potential stock repurchases and future liquidity needs. These statements involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, growth, performance, earnings per share or achievements to be materially different from any future results, levels of activity, growth, performance, earnings per share or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Business—Factors Affecting Finances, Business Prospects and Stock Volatility" in our Company's 2004 Annual Report on Form 10-K.

The forward-looking statements included in this Annual Report and referred to elsewhere in our public filings are related to future events or our strategies or future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "believe," "anticipate," "future," "forward," "potential," "estimate," "encourage," "opportunity," "goal," "objective," "quality," "growth," "leader," "could," "expect," "intend," "plan," "planned," "expand," "focus," "build," "through," "strategy," "expiration," "provide," "offer," "maximize," "allow," "allowed," "represent," "commitment," "create," "implement," "result," "seeking," "increase," "add," "establish," "pursue," "feel," "work," "perform," "make," "continue," "can," "will," "ongoing," "include" or the negative of such terms or comparable terminology.

These forward-looking statements inherently involve certain risks and uncertainties, although they are based on our current plans or assessments which are believed to be reasonable as of the date of this Annual Report. Factors that may cause actual results, goals, targets or objectives to differ materially from those contemplated, projected, forecasted, estimated, anticipated, planned or budgeted in such forward-looking statements include, among others, the following possibilities: (1) inability to execute upon growth objectives, including growth in entities acquired by our Company; (2) failure to obtain new customers or retain significant existing customers; (3) the loss of one or more key executives and/or employees; (4) changes in industry trends, such as a decline in the demand for Business Intelligence ("BI") and Corporate Performance Management ("CPM") solutions, custom development and system integration services and/or delays in industry-wide information technology ("IT") spending, whether on a temporary or permanent basis and/or delays by customers in initiating new projects or existing project milestones; (5) adverse developments and volatility involving geopolitical or technology market conditions; (6) unanticipated events or the occurrence of fluctuations or variability in the matters identified under "Critical Accounting Policies"; (7) failure of our sales pipeline to be converted to billable work and recorded as revenue; (8) failure of the middle market and the needs of middle-market enterprises for business services to develop as anticipated; (9) inability to recruit and retain professionals with the high level of information technology skills and experience needed to provide our services; (10) failure to expand outsourcing services to generate additional revenue; (11) any changes in ownership of the Company or otherwise that would result in a limitation of the net operating loss carryforward under applicable tax laws; (12) the failure of the marketplace to embrace CPM or BI services; and/or (13) the failure to obtain remaining predecessor entity tax records that are not in our control and/or successfully resolve remaining outstanding IRS matters relating to our former staffing businesses. In evaluating these statements, you should specifically consider various factors described above as well as the risks outlined under Item I "Business—Factors Affecting Finances, Business Prospects and Stock Volatility" in our Company's 2004 Form 10-K." These factors may cause our actual results to differ materially from those contemplated, projected, anticipated, planned or budgeted in any such forward-looking statements.

Although we believe that the expectations in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, growth, earnings per share or achievements. However, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this Annual Report to conform such statements to actual results.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Edgewater Technology, Inc.
Wakefield, Massachusetts:

We have audited the accompanying consolidated balance sheets of Edgewater Technology, Inc. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Edgewater Technology, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Boston, Massachusetts
March 25, 2005

Consolidated Balance Sheets

(In Thousands, Except Per Share Data)

December 31,	2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 5,564	$ 27,881
Marketable securities	28,344	16,378
Accounts receivable, net[1] of allowance of $205 and $220, respectively	5,272	3,532
Deferred income taxes, net	710	547
Income tax refund receivable	1,430	1,430
Prepaid expenses and other current assets	822	646
Total current assets	42,142	50,414
Property and equipment, net	1,364	1,309
Intangible assets, net	1,996	898
Goodwill, net	14,632	12,237
Deferred income taxes, net	21,503	21,628
Other assets	65	45
Total assets	$ 81,702	$ 86,531
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 2,440	$ 1,567
Accruals related to discontinued operations	1,210	1,987
Accrued payroll and related liabilities	1,091	2,009
Deferred revenue and other liabilities	365	84
Total current liabilities	5,106	5,647
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Preferred stock, $0.01 par value; 2,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value; 48,000 shares authorized, 29,736 shares issued, 10,549 and 11,366 shares outstanding as of December 31, 2004 and 2003, respectively	297	297
Paid-in capital	217,526	217,825
Treasury stock, at cost, 19,187 and 18,370 shares at December 31, 2004 and 2003, respectively	(144,852)	(141,324)
Deferred stock-based compensation	(469)	(603)
Retained earnings	4,094	4,689
Total stockholders' equity	76,596	80,884
Total liabilities and stockholders' equity	$ 81,702	$ 86,531

(1) Includes related-party amounts of $706 and $1,853 at December 31, 2004 and 2003, respectively.

See notes to consolidated financial statements.

Consolidated Statements of Operations

(In Thousands, Except Per Share Data)

Years Ended December 31,	2004	2003	2002
Revenues:			
Service revenue[1]	$24,791	$24,876	$ 18,520
Out-of-pocket expense reimbursements	531	178	146
Total revenues	25,322	25,054	18,666
Cost of services:			
Project personnel and related expenses	15,128	13,362	11,759
Out-of-pocket reimbursable expenses	531	178	146
Total cost of services	15,659	13,540	11,905
Gross profit	9,663	11,514	6,761
Operating expenses:			
Selling, general and administrative	10,020	10,015	8,833
Stock-based compensation	134	65	—
Depreciation and amortization	896	948	1,003
Impairment of goodwill	—	—	7,411
Restructuring	—	—	349
Total operating expenses	11,050	11,028	17,596
Operating (loss) income	(1,387)	486	(10,835)
Interest income, net	556	455	777
(Loss) income before taxes, discontinued operations and change in accounting principle	(831)	941	(10,058)
Tax (benefit) provision	—	(1,053)	—
(Loss) income from continuing operations before discontinued operations and change in accounting principle	(831)	1,994	(10,058)
Discontinued operations:			
Income (loss) from operations of discontinued divisions, net of applicable taxes	236	(1,020)	(950)
(Loss) income before change in accounting principle	(595)	974	(11,008)
Change in accounting principle	—	—	(12,451)
Net (loss) income	$ (595)	$ 974	$(23,459)
Basic (loss) income per share:			
Continuing operations	$(0.07)	$ 0.18	$(0.87)
Discontinued operations	0.02	(0.09)	(0.08)
Change in accounting principle	—	—	(1.08)
Net (loss) income	$(0.05)	$ 0.09	$(2.03)
Weighted average shares, basic	11,283	11,381	11,575
Diluted (loss) income per share:			
Continuing operations	$(0.07)	$ 0.17	$(0.87)
Discontinued operations	0.02	(0.09)	(0.08)
Change in accounting principle	—	—	(1.08)
Net (loss) income	$(0.05)	$ 0.08	$(2.03)
Weighted average shares, diluted	11,283	11,694	11,575

(1) Includes related-party amounts of $9,685, $11,766 and $12,300 for the years ended December 31, 2004, 2003 and 2002, respectively.

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(In Thousands)

	Common Stock		Paid-in	Treasury Stock		Deferred Stock-based	Retained	Total Stockholders'
	Shares	Amount	Capital	Shares	Amount	Compensation	Earnings	Equity
BALANCE, January 1, 2002	29,596	$296	$217,438	(18,002)	$(139,916)	$ —	$ 27,174	$104,992
Issuance of common stock related to employee stock plans	—	—	(127)	37	244	—	—	117
Stock option exercises	—	—	(9)	4	24	—	—	15
Repurchase of common stock	—	—	—	(150)	(628)	—	—	(628)
Net loss	—	—	—	—	—	—	(23,459)	(23,459)
BALANCE, December 31, 2002	29,596	296	217,302	(18,111)	(140,276)	—	3,715	81,037
Issuance of common stock related to employee stock plans	—	—	(65)	24	153	—	—	88
Stock option exercises	—	—	(80)	32	208	—	—	128
Restricted stock awards	140	1	—	—	—	—	—	1
Repurchase of common stock	—	—	—	(315)	(1,409)	—	—	(1,409)
Deferred stock-based compensation	—	—	668	—	—	(603)	—	65
Net income	—	—	—	—	—	—	974	974
BALANCE, December 31, 2003	29,736	297	217,825	(18,370)	(141,324)	(603)	4,689	80,884
Issuance of common stock related to employee stock plans	—	—	(57)	27	177	—	—	120
Stock option exercises	—	—	(242)	104	680	—	—	438
Repurchase of common stock	—	—	—	(948)	(4,385)	—	—	(4,385)
Deferred stock-based compensation	—	—	—	—	—	134	—	134
Net loss	—	—	—	—	—	—	(595)	(595)
BALANCE, December 31, 2004	**29,736**	**$297**	**$217,526**	**(19,187)**	**$(144,852)**	**$(469)**	**$ 4,094**	**$ 76,596**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In Thousands)

Years Ended December 31,	2004	2003	2002
Cash Flows from Operating Activities:			
Net (loss) income	$ (595)	$ 974	$(23,459)
(Income) loss from operations of discontinued divisions	(236)	1,020	950
Change in accounting principle	—	—	12,451
Net (loss) income from continuing operations	(831)	1,994	(10,058)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:			
Depreciation and amortization	896	948	1,003
Impairment of goodwill	—	—	7,411
Provision for bad debts	—	94	178
Deferred income taxes	(38)	(1,053)	280
Amortization of deferred stock-based compensation	134	65	—
Change in operating accounts, net of effect of dispositions:			
Accounts receivable	(11)	(225)	1,220
Prepaid expenses and other current assets	(140)	312	(66)
Other assets	—	14	21
Accounts payable and accrued liabilities	789	(370)	(323)
Accrued payroll and related liabilities	(1,070)	911	253
Deferred revenues and other liabilities	281	(57)	9
Net cash provided by (used in) operating activities	10	2,633	(72)
Net cash used in extraordinary item	—	—	(85)
Net cash used in discontinued operating activities	(541)	(1,745)	(3,551)
Cash Flows from Investing Activities:			
Redemptions of marketable securities	44,072	32,042	45,784
Purchases of marketable securities	(56,038)	(30,797)	(52,034)
Purchase of Intelix, net of cash acquired	—	(1,966)	—
Purchase of Ranzal, net of cash acquired	(5,684)	—	—
Purchases of property and equipment	(309)	(193)	(222)
Net cash used in investing activities	(17,959)	(914)	(6,472)
Cash Flows from Financing Activities:			
Payments on capital leases	—	(60)	(293)
Proceeds from employee stock plans and stock option exercises	558	217	132
Repurchases of common stock	(4,385)	(1,409)	(628)
Net cash used in financing activities	(3,827)	(1,252)	(789)
Net decrease in cash and cash equivalents	(22,317)	(1,278)	(10,969)
Cash and Cash Equivalents, beginning of year	27,881	29,159	40,128
Cash and Cash Equivalents, end of year	$ 5,564	$ 27,881	$ 29,159
Supplemental Disclosures of Cash Flow Information:			
Interest paid	$ —	$ 2	$ 28
Income taxes paid, net of refunds	$ —	$ —	$ 446
Cash receipts from related parties	$ 10,872	$ 11,842	$ 12,440
Cash paid to related parties	$ 223	$ 223	$ 223

See notes to consolidated financial statements.

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION:

Edgewater Technology, Inc. ("Edgewater Technology" or the "Company") is an innovative technology management consulting firm providing a unique blend of premium information technology ("IT") services. We provide our clients with a range of business and technology offerings. Headquartered in Wakefield, Massachusetts, as of December 31, 2004, our Company employs approximately 161 technical consulting professionals throughout our network of strategically positioned satellite offices.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Certain prior period amounts have been reclassified to conform to current period presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

Principles of Consolidation

The consolidated financial statements include the accounts of Edgewater Technology and its wholly-owned subsidiaries. All inter-company transactions have been eliminated in consolidation.

Use of Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. These accounting principles require management to make certain estimates, judgments and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. These estimates, judgments and assumptions used in preparing the accompanying consolidated financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Although the Company regularly assesses these estimates, judgments and assumptions used in preparing these consolidated financial statements, actual results could differ from those estimates. Changes in estimates are recorded in the period in which they become known. Significant assets and liabilities with reported amounts based on estimates include deferred income tax assets, intangible assets, and other liabilities including matters involving historical payroll tax assessments included in discontinued operations.

Cash and Cash Equivalents

All highly liquid investments with remaining maturities of three months or less at the date of purchase are considered cash equivalents. Cash and cash equivalent balances consist of deposits, investments in money market funds and repurchase agreements with large U.S. commercial banks.

Marketable Securities

The current portion of our marketable securities have maturity dates of one year or less when acquired and are classified as held-to-maturity securities, which are recorded at amortized cost and consist of marketable instruments, which include but are not limited to government obligations, including agencies and commercial paper. All short-term investments that have original maturities greater than three months but less than one year at the date of purchase are considered to be current marketable securities. As of December 31, 2004 and 2003, we had $26.3 million and $14.3 million in commercial paper, respectively, and $2.0 million and $2.1 million, in government obligations, including agencies, respectively, and amortized cost approximated fair value.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, which range from three to ten years (or life of lease, if less). Equipment held under capital leases is amortized utilizing the straight-line method over the lesser of the estimated useful life of the asset or the term of the lease. Additions that extend the lives of the assets are capitalized, while repairs and maintenance costs are expensed as incurred.

Impairment of Long-Lived Assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Impairment is generally assessed by a comparison of cash flows expected to be generated by an asset to its carrying value, with the exception that goodwill impairment is assessed by use of a fair value model (see "Goodwill and Intangible Assets"). If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

Goodwill and Intangible Assets

Intangible assets consist primarily of goodwill, customer relationships and amounts paid pursuant to non-compete agreements. Non-compete agreements are amortized using the straight-line method over the life of the respective agreements. Customer relationships are amortized using the straight-line method over their estimated remaining life.

Goodwill is tested for impairment at the reporting unit level at least annually, utilizing the "fair value" methodology. The Company evaluates the fair value of its reporting unit utilizing various valuation techniques. During the first quarter of 2002, as a result of declining industry stock prices, the Company recognized a transitional impairment loss of $12.5 million as the cumulative effect of a change in accounting principle.

Goodwill must be tested for impairment on an annual basis and between annual tests in certain circumstances. The Company performed its annual impairment test on December 2, 2004, 2003 and 2002, our selected annual measurement dates. We recorded a non-cash impairment charge of $7.4 million in the fourth quarter of 2002, primarily as a result of the decline in industry stock prices for our peer group and lower revenues and operating margins for our Company at that time. As of December 2, 2004 and 2003, after receiving an independent third-party valuation appraisal, it was determined that there was no further impairment to the remaining goodwill asset. Our net unamortized goodwill as of December 31, 2004 and 2003 was $14.6 million and $12.2 million, respectively. The increase from the prior year was the result of a current year acquisition. The Company acquired Ranzal and Associates, Inc. on October 4, 2004 and recorded, subject to final purchase price accounting adjustments, $2.4 million in goodwill and $1.6 million in identifiable intangible assets. The identifiable intangible assets are being amortized over two to five years and are further described in Notes 3 and 8.

Revenue Recognition and Allowance for Doubtful Accounts

The Company recognizes revenue from providing IT and management consulting services under written service contracts with our customers. The service contracts we enter into generally fall into three specific categories: time and materials, fixed-price and fixed-fee. Our revenues are generated from sources such as technical consulting, custom software development, integration services, business intelligence consulting and managed services. Revenues from these services are recognized as the services are performed and amounts are earned in accordance with SEC Staff Accounting Bulletin ("SAB") No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements," as amended by SAB No. 104, "Revenue Recognition" ("SAB 104"). We consider amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable and collectibility is reasonably assured. For the years ended December 31, 2004, 2003 and 2002, revenues from strategy engagements, technical consulting and custom software development and integration services, and managed services represented the following:

For the Year Ended December 31,	Strategy Engagements	Consulting and Development and Integration Services	Managed Services
2004	20.7%	67.2%	12.1%
2003	2.9%	85.7%	11.4%
2002	5.3%	77.9%	16.8%

The Company derives a significant portion of its service revenue from time and materials-based contracts. Time and materials contracts represented 75.0%, 70.9% and 77.2% of service revenues for the years ended December 31, 2004, 2003 and 2002, respectively. Revenue under time and materials contracts is recognized as services are rendered and performed at contractually agreed upon rates.

From time to time, the Company may offer volume purchase arrangements as part of its time and materials contracts to its customers. In accordance with Emerging Issues Task Force Abstract ("EITF") No. 00-22, "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future," the Company has deferred payment amounts based upon its current estimates of the actual discounts expected to be earned by the customers. As of December 31, 2004, the Company had recorded as deferred revenue a liability in the amount of $0.2 million related to volume purchase arrangements.

Revenue pursuant to fixed-price contracts is recognized under the proportional performance method of accounting. Fixed-price contracts represented 15.8%, 18.8% and 5.5% of service revenues for the years ended December 31, 2004, 2003 and 2002, respectively. Over the course of a fixed-price contract, we routinely evaluate whether revenue and profitability should be recognized in the current period. To measure the performance and our ability to recognize revenue and profitability on fixed-price contracts, we compare actual direct costs incurred to the total estimated direct costs and determine the percentage of the contract that is complete. This percentage is multiplied by the estimated total contract value to determine the amount of net revenue that should be recognized in accordance with our revenue recognition policies and procedures, subject to any warranty provisions or other project management assessments as to the status of work performed. This method is used because reasonably dependable estimates of the revenues and costs applicable to various stages of a contract can be made, based on historical experience and milestones identified in any particular contract.

Typically, the Company provides warranty services on its fixed-price contracts related to providing customers with the ability to have any "design flaws" remedied and/or have our Company "fix" routine software design defects. The services, as outlined in the respective contracts, are provided for a specific period of time after a project is complete. The Company values the warranty services based upon historical labor hours incurred for similar services at standard billing rates. In accordance with SAB 101 and SAB 104, revenue related to the warranty provisions within our fixed-price contracts is recognized as the services are performed and the revenue is earned. The warranty term is typically short term or for a 30-60 day period after the project is complete.

In the event we are unable to accurately estimate the resources required or the scope of work to be performed on a fixed-price contract, or we do not manage the project properly within the planned time period, then we may recognize a loss on a contract. Provisions for estimated losses on uncompleted projects are made on a contract-by-contract basis. Any known or probable losses on projects are charged to operations in the period in which such losses are determined. A formal project review process takes place quarterly, although most projects are evaluated on an ongoing basis. Management reviews the estimated total direct costs on each contract to determine if the estimated amounts are accurate, and estimates are adjusted as needed in the period revised estimates are made. There were no recorded losses on contacts during fiscal 2004, 2003 or 2002.

We also perform services on a fixed-fee basis under managed services contracts, which include monthly hosting and support services. Fixed-price service contracts represented 9.2%, 10.3% and 17.2% of service revenues for the years ended December 31, 2004, 2003 and 2002, respectively. Revenue under fixed-fee service contracts are recognized as fixed monthly amounts, for a specified period of time, as outlined within the respective contract.

When a customer enters into a time and materials, fixed-price contract or fixed-fee contract, the related revenue is accounted for under EITF 00-21, "Revenue Arrangement with Multiple Deliverables." For all arrangements, we evaluate the deliverables in each contract to determine whether they represent separate units of accounting. If the deliverables represent separate units of accounting, we then measure and allocate the consideration from the arrangement to the separate units, based on reliable evidence of the fair value of each deliverable.

Client prepayments, even if nonrefundable, are deferred (classified as a liability) and recognized over future periods as services are performed. As of December 31, 2004, the Company has recorded a deferred liability of approximately $0.1 million included in the financial statement caption of "deferred revenue and other liabilities" related to customer prepayments.

Revenues from software resale contracts are included in service revenues and were less than 1.0% of total revenues for all periods presented. Revenue and related costs are recognized and amounts are invoiced to our customers upon the customer receipt of the purchased software. All related warranty and maintenance arrangements are performed by the primary vendor of the software and are not the obligation of the Company.

We recognize revenues for services where the collection from the client is probable and our fees are fixed or determinable. We establish billing terms at the time at which the project deliverables and milestones are agreed. Our standard payment terms are 30 days from invoice date. Reimbursement of "out-of-pocket" expenses charged to customers is reflected as revenue.

Our revenues and earnings may fluctuate from year to year based on the number, size and scope of projects in which we are engaged, the contractual terms and degree of completion of such projects, any delays incurred in connection with a project, employee utilization rates, the adequacy of provisions for losses, the use of estimates of resources required to complete ongoing projects, general economic conditions and other factors. Certain significant estimates include those used for fixed-price contracts, such as deferrals related to our volume purchase agreements, warranty holdbacks, and allocations of fair value of elements under multiple element arrangements, and the valuation of our allowance for doubtful accounts.

We maintain allowances for doubtful accounts in order to estimate losses attributable to the inability of our clients to make required payments. We base our estimates on our historical collection and write-off experience, current trends, credit policy, detailed analysis of specific client situations and percentage of our accounts receivable by aging category. While such credit losses have historically been within our expectations and the allowances we established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payment, additional allowances may be required. Our failure to accurately estimate the losses on doubtful accounts and ensure that the payments are received on a timely basis could have a material adverse effect on our business, financial condition, results of operation and cash flows.

Cost of Services

Our cost of services are comprised primarily of project personnel costs, including direct salaries, payroll taxes, employee benefits and travel expenses for personnel dedicated to customer projects. These costs represent the most significant expense we incur in providing our services.

Interest Income, Net

Interest income, net was $0.6 million, $0.5 million and $0.8 million, for the years ended December 31, 2004, 2003 and 2002, respectively. The following table represents the components of interest income, net:

Year Ended December 31,	**2004**	2003	2002
(In Thousands)			
Interest income	**$556**	$457	$805
Interest expense	—	(2)	(28)
Interest income, net	**$556**	$455	$777

Provision for Taxes

In determining our current income tax provision, we assess temporary differences resulting from different treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded in our consolidated balance sheets. A valuation allowance is provided to the extent tax assets are not likely to be recovered. We have recorded a valuation allowance against our net deferred tax assets of approximately $14.7 million and $14.1 million as of December 31, 2004 and 2003, respectively. This valuation allowance was established due to uncertainties related to the Company's ability to utilize some of its deferred tax assets, primarily consisting of certain net operating losses carried forward and foreign tax credits, before they expire. The Company considers scheduled reversals of deferred tax liabilities, projected future taxable income, ongoing tax planning strategies and other matters, including the period over which our deferred tax assets will be recoverable, in assessing the need for and the amount of the valuation allowance. In the event that actual results differ from these estimates or we adjust these estimates in future periods, an adjustment to the valuation allowance may be recorded, which could materially impact our financial position and net income (loss) in the period of the adjustment. In addition, as a result of a change in the Internal Revenue Code, our 2002 tax loss was carried back to 1997, resulting in a refund of previously paid taxes of $1.4 million. This amount was recorded as a benefit in the fourth quarter of 2003 and is shown as a current asset at December 31, 2004 and 2003. In March 2005, the Company received approximately $0.9 million of the recorded income tax refund receivable amount. We expect the remaining $0.5 million to be collected in the second quarter of fiscal 2005. See Note 9.

(Loss) Earnings Per Share

Basic (loss) earnings per share reflect the weighted average number of common shares outstanding during each period. Diluted (loss) earnings per share reflect the impact, when dilutive, of the exercise of options using the treasury stock method. Following is a reconciliation of the shares used in computing basic and diluted net (loss) earnings per share for the fiscal years ended December 31, 2004, 2003 and 2002:

Year Ended December 31,	2004	2003	2002
(Amounts in Thousands)			
Shares used in computing basic net (loss) earnings per share	11,283	11,381	11,575
Dilutive effect of stock options	—	313	—
Shares used in computing diluted net (loss) earnings per share	11,283	11,694	11,575
Dilutive securities not included in net loss per share due to loss	658	—	60

Stock options for which the exercise price exceeds the average market price have an anti-dilutive effect on earnings per share, and accordingly, are excluded from the diluted computations of earnings per share in each of the periods presented. Had such shares been included, shares for the diluted computation would have increased by approximately 2.7 million, 2.8 million and 0.1 million in the years ended December 31, 2004, 2003 and 2002, respectively.

Fair Value of Financial Instruments

Edgewater Technology's financial instruments include cash and cash-equivalents, marketable securities, accounts receivable, and accounts payable. The carrying values of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair value due to the relatively short-term nature of the accounts. Management believes that the marketable securities have interest rates which approximate prevailing market rates for instruments with similar characteristics and, accordingly, that the carrying value for these instruments reasonably estimates fair value.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of market or credit risk consist principally of cash equivalent instruments, investments and accounts receivable. The Company places its cash balances with reputable financial institutions and investments are generally limited to 10% in any one financial instrument. Investments are carried at cost or fair value, as appropriate. Trade receivables potentially subject the Company to credit risk. The Company extends credit to its customers based upon an evaluation of the customer's financial condition and credit history and generally does not require collateral. The Company has historically incurred minimal credit losses. The Company had two customers with outstanding balances that accounted for greater than 10% of the accounts receivable balance as of December 31, 2004 and 2003, respectively.

December 31,	2004	2003
Accounts receivable:		
Synapse (related party—Note 12)	13.4%	53.2%
Customer A	27.3%	—%
Customer B	—%	10.3%

For the years ended December 31, 2004, 2003 and 2002, two customers, including Synapse (a related party—See Note 12), each contributed more than 10% of the Company's revenues. For the years ended December 31, 2004, 2003 and 2002, our five largest customers represented 70.0%, 81.7% and 88.0% of our revenues in the aggregate, respectively.

Year Ended December 31,	2004	2003	2002
Revenues:			
Synapse (related party—Note12)	39.0%	47.3%	66.6%
Customer A	14.3%	21.0%	13.3%

Comprehensive Income (Loss)

There are no elements of comprehensive income (loss) other than net income (loss).

Stock Options

The Company records stock-based compensation awards issued to employees and directors using the intrinsic value method and stock-based compensation awards issued to non-employees using the fair value method of accounting. Stock-based compensation expense, if any, is recognized on awards of restricted shares or grants of stock options issued to employees and directors if the purchase price or exercise price, as applicable, is less than the market price of the underlying stock on the measurement date, generally the date of grant. The differences between accounting for stock-based compensation under the intrinsic value method and the fair value method are shown below, with the fair value estimated on the grant date or award issue date as applicable. The assumptions used are described in Note 11.

Year Ended December 31,	2004	2003	2002
(In Thousands)			
Net (loss) income			
As reported	$ (595)	$ 974	$(23,459)
Add: Stock-based compensation expense included in reported net income, net of tax	80	39	—
Deduct: Stock-based compensation expense determined under fair value based method for all awards, net of tax	(917)	(1,310)	(2,078)
Pro forma loss	$(1,432)	$ (297)	$(25,537)
Basic and diluted earnings (loss) per share			
As reported—basic	$(0.05)	$ 0.09	$(2.03)
As reported—diluted	$(0.05)	$ 0.08	$(2.03)
Pro forma—basic	$(0.13)	$(0.03)	$(2.21)
Pro forma—diluted	$(0.13)	$(0.03)	$(2.21)

Segment Information

The Company engages in business activities under one operating segment, which combines strategic consulting, technical knowledge, and industry domain expertise to develop custom technology and business process solutions.

Recent Accounting Pronouncements

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" ("SFAS No. 123R"). This Statement is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires entities to recognize stock compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards (with limited exceptions). SFAS No. 123R is effective for the first interim or annual reporting period that begins after June 15, 2005. The Company is evaluating the two methods of adoption allowed by SFAS No. 123R: the modified-prospective transition method and the modified-retrospective transition method, and has not quantified the effect of the adoption on the consolidated financial statements.

3. BUSINESS COMBINATIONS:

Acquisition of Ranzal and Associates, Inc.: On October 4, 2004, the Company acquired substantially all of the assets, operations and business of Ranzal and Associates, Inc. ("Ranzal"), a consulting firm specializing in the development of Business Intelligence and Business Performance Management solutions. The results of Ranzal's operations have been included in the Company's accompanying consolidated statement of operations since the October 4, 2004 acquisition date. The acquisition was made to strengthen Edgewater Technology's capabilities in strategy and design, solidify the Company's east coast presence, and expand vertical expertise and service offerings to the middle market, in particular in the high-growth area of Business Performance Management. The aggregate purchase price was $5.7 million, including cash paid to the Ranzal stockholders of $5.2 million and direct acquisition costs incurred of $0.5 million.

The Company used an independent third-party appraiser to calculate the amounts allocated to assets, liabilities and identified intangible assets. The allocation of the initial purchase price was as follows:

	Total	Life (in years)
(In Thousands)		
Net book value of assets and liabilities acquired	$1,689	
Acquired intangible assets	1,600	2 to 5 years
Goodwill (deductible for tax purposes under Section 197 of the IRS Code)	2,395	
Total purchase price	$5,684	

In addition to the initial cash consideration, the stockholders of Ranzal are eligible for additional cash payments, based upon a formula applied to Earnings Before Interest, Taxes, Depreciation and Amortization of the Ranzal business over the six- and eighteen-month periods beginning on September 1, 2004 and ending February 28, 2006. As of December 31, 2004, the Company has not accrued any initial earnout payment amounts related to the potential earnout amounts as the underlying facts related to the potential contingencies have not been resolved and additional consideration is not currently distributable to the shareholders of Ranzal. As of December 31, 2004, the Company believes that it is likely the first earnout payment amount of $1.0 million will be attained. Any additional amounts paid to the former stockholders of Ranzal will be recorded as additional goodwill.

The following table sets forth supplemental unaudited pro forma financial information that assumes the acquisition of Ranzal was completed at the beginning of fiscal 2003. The information for the twelve-month periods ended December 31, 2004 and 2003 include the historical results of Ranzal.

The unaudited pro forma results include estimates and assumptions regarding increased amortization of intangible assets related to the acquisition, a reduction in administrative wages and benefits related to the elimination of positions, reduced rent expense, reduced interest expense related to note payable agreements and estimated state income taxes in states which Edgewater does not have available net operating loss carryforwards to offset taxable income. The pro forma results, as presented, are not necessarily indicative of the results that would have occurred if the acquisition had occurred on the date indicated, or that may result in the future.

For the Year Ending December 31,	**2004**	2003
(In Thousands)		
Pro forma revenues	**$31,743**	$31,829
Pro forma net income	**$ 1,099**	$ 2,188
Pro forma diluted earnings per share	**$0.09**	$0.19

Acquisition of Intelix, Inc.: On June 2, 2003, the Company acquired all of the outstanding common stock of Intelix, Inc. ("Intelix"), a provider of systems integration and custom software development services located in Fairfax, Virginia. The results of Intelix's operations have been included in the Company's accompanying consolidated statement of operations since the June 2, 2003 acquisition date. The acquisition was made to enhance Edgewater Technology's geographical presence and to provide additional vertical expertise. The aggregate purchase price was $2.7 million, including cash paid to the Intelix stockholders of $0.9 million, assumed liabilities with an estimated fair value in the amount of $1.5 million, and direct costs incurred of $0.3 million.

The Company used an independent third-party appraiser to calculate the amounts allocated to assets, liabilities and identified intangible assets. The allocation of the initial purchase price was as follows:

	Total	Life (in years)
(In Thousands)		
Net book value of assets and liabilities acquired	$ 845	
Acquired intangible assets	530	4 to 8 years
Goodwill (not deductible for tax purposes)	1,367	
Total purchase price	$2,742	

The Intelix acquisition was accounted for as a purchase transaction, and accordingly, the results of operations, commencing from the acquisition date of June 2, 2003, are included in the Company's consolidated statements of operations. Pro forma financial information related to the Intelix acquisition is not presented as the effect of this acquisition was not material to the Company.

4. DISCONTINUED OPERATIONS:

During the second quarter of fiscal 2000, the Company began to divest itself from its staffing businesses. Between June of 2000 and March of 2001, the Company disposed of several of its business divisions in either stock or equity transactions. As a result of the completion of these transactions, the operating results for the Company's StaffMark, Robert Walters, Strategic Legal, IntelliMark and ClinForce business units have been included in discontinued operations in the accompanying consolidated financial statements. Operating income from discontinued operations was $0.2 million in fiscal 2004. This amount reflects the reversal of a portion of the accrual to reflect management's current estimate of the remaining liabilities as of December 31, 2004. The remaining accrual for discontinued operations as of December 31, 2004 provides for a loss on a lease and an estimate of additional professional fees. Operating loss from discontinued operations for 2003 was $1.0 million, which did not have any tax effect. Operating loss from discontinued operations was $1.0 million for 2002, which amounts were tax affected. The Company provided an accrual for certain tax assessments and professional fees related to the discontinued businesses in 2003. The Company settled a lawsuit related to a business previously recorded as a discontinued operation and accrued $1.0 million toward the settlement in 2002. See Note 13.

Related to the above transactions, the Company has received certain payroll tax assessments related to our former staffing businesses, which were sold in 2000 and 2001. Between the filing of our quarterly report on Form 10-Q for the quarter ended September 30, 2003 and March of 2005, we have been successful in obtaining abatements of certain IRS notices. In fiscal 2003, we recorded a reserve of $1.0 million representing the low end of our estimated exposure related to the assessments, plus related professional fees. In fiscal 2004, we received favorable notices from the IRS abating certain of our outstanding assessments. Directly related to these notices, which totaled approximately $0.8 million, we reversed approximately $0.2 million of our accrual for discontinued operations in 2004. Also in fiscal 2004, based upon currently available information, we increased our previously established accrual related to our exposure on estimated future lease payments expected to be made on office space related to our former corporate headquarters by approximately $0.4 million. We continue to dispute additional unresolved IRS assessments, presently approximating a range of $0.3 million to $0.5 million as of December 31, 2004.

5. RESTRUCTURING:

In February 2002, due to the economic climate that postponed or delayed spending for information technology services, Edgewater Technology announced that it was undertaking cost-cutting measures by realigning its workforce. Edgewater Technology reduced its overall headcount by 38 employees. The Company recorded a restructuring charge in the first quarter of 2002 of $0.3 million, which consisted primarily of severance and similar employee termination expenses. As of December 31, 2002, all accrued restructuring amounts were paid.

6. ACCOUNTS RECEIVABLE:

Included in accounts receivable are unbilled amounts totaling approximately $1.8 million and $1.6 million at December 31, 2004 and 2003, respectively, which relate to services performed during the year and billed in the subsequent period. Edgewater Technology maintains allowances for potential losses which management believes are adequate to absorb any possible losses to be incurred in realizing the accounts receivable amounts recorded in the accompanying consolidated financial statements.

The following are the changes in the allowance for doubtful accounts:

Year Ended December 31,	**2004**	2003	2002
(In Thousands)			
Balance at beginning of year	**$220**	$136	$481
Provisions for bad debts	**—**	101	178
Charge-offs, net of recoveries	**(15)**	(17)	(523)
Balance at end of year	**$205**	$220	$136

7. PROPERTY AND EQUIPMENT:

Components of property and equipment consisted of the following as of December 31:

	2004	2003
(In Thousands)		
Furniture, fixtures and equipment	**$1,121**	$1,090
Computer equipment and software	**2,156**	1,826
Leasehold improvements	**1,356**	1,267
	4,633	4,183
Less accumulated depreciation and amortization	**3,269**	2,874
	$1,364	$1,309

Depreciation expense related to property and equipment for the years ended December 31, 2004, 2003 and 2002 totaled approximately $0.4 million, $0.6 million and $0.7 million, respectively. All capital leases were settled during fiscal 2003 and accordingly there was no equipment under capital leases at December 31, 2004 and 2003.

8. INTANGIBLE ASSETS:

Intangible assets consisted of the following as of December 31:

	2004	2003
(In Thousands)		
Goodwill	$23,752	$21,358
Other intangibles	3,760	2,160
	27,512	23,518
Less accumulated amortization	10,884	10,383
	$16,628	$13,135

On October 4, 2004, the Company acquired certain assets of Ranzal and recorded, subject to adjustment for potential earnout and other considerations, $2.4 million in goodwill and $1.6 million in identifiable intangible assets. The intangible assets were identified and valued by an independent third-party appraiser and are being amortized over a period of two to five years. On June 2, 2003, the Company acquired Intelix and recorded $1.4 million in goodwill and $0.5 million in identifiable intangibles, which are being amortized over four to eight years. Each of these transactions is further described in Note 3. Amortization expense related to intangible assets for the years ended December 31, 2004, 2003 and 2002 totaled approximately $0.5 million, $0.4 million and $0.3 million, respectively. The Company ceased amortizing goodwill effective January 1, 2002.

9. INCOME TAXES:

The provision for income taxes consisted of the following for the years ended December 31:

	2004	2003	2002
(In Thousands)			
Current tax benefit:			
Federal	$ —	$(1,541)	$ —
State	—	(27)	—
Foreign	—	—	—
	—	(1,568)	—
Deferred tax expense (benefit):			
Federal	(566)	414	355
State	(50)	101	(753)
Change in valuation allowance	616	—	398
Foreign	—	—	—
	—	515	—
Income tax (benefit) provision	—	(1,053)	—
Amounts attributable to discontinued operations	—	—	—
Income tax provision from continuing operations	$ —	$(1,053)	$ —

The components of deferred income tax assets and liabilities as of December 31, 2004 and 2003 were as follows:

	2004	2003
(In Thousands)		
Deferred income tax assets:		
Net operating loss carryforward and credits	$ 36,145	$ 35,873
Nondeductible reserves and accruals	724	547
Depreciation and amortization	64	100
Total deferred income tax assets	36,933	36,520
Deferred income tax liabilities:		
Other	(75)	(292)
Total deferred income tax liabilities	(75)	(292)
Valuation allowance	(14,645)	(14,053)
Deferred income tax, net	$ 22,213	$ 22,175

Components of the net deferred tax assets (liabilities) reported in the accompanying consolidated balance sheets were as follows as of December 31, 2004 and 2003:

	2004		2003	
	Current	Long-Term	Current	Long-Term
(In Thousands)				
Assets	$748	$21,540	$547	$21,920
Liabilities	(38)	(37)	—	(292)
	$710	$21,503	$547	$21,628

As of December 31, 2004, Edgewater Technology has tax affected net operating loss carryforwards for federal income tax purposes of approximately $21.0 million and tax credits of approximately $5.0 million, which expire through 2021. In addition, the Company has various tax affected net operating loss carryforwards for state income tax purposes of approximately $10.1 million, which expire through 2014. The Internal Revenue Code contains provisions that limit the net operating loss and tax credit carryforwards available to be used in any given year in the event of certain circumstances, including significant changes in ownership interests.

Due to the uncertainty surrounding the realization and timing of certain deferred tax assets, the Company recorded a valuation allowance of approximately $14.7 million and $14.1 million as of December 31, 2004 and 2003, respectively, which reduces the net assets to amounts management believes are more likely than not to be realized. Management regularly evaluates the realizability of the deferred tax assets and may adjust the valuation allowance based on such analysis in the future. The valuation allowance increased by approximately $0.6 million in 2004 and decreased by approximately $0.07 million in 2003 primarily due to management's estimates of the Company's ability to realize certain recorded deferred tax assets.

The differences in income taxes determined by applying the statutory federal tax rate of 34% to income from continuing operations before income taxes and the amounts recorded in the accompanying consolidated statements of operations for the years ended December 31, 2004, 2003 and 2002 result from the following:

	2004		2003		2002	
	Amount	**Rate**	Amount	Rate	Amount	Rate
(Amounts In Thousands)						
Income tax benefit at statutory rate	$(282)	(34.0)%	$ 303	34.0%	$(7,976)	(34.0)%
Add (deduct):						
State income taxes, net of federal tax benefit	(16)	(2.0)	73	6.0	(162)	(0.7)
Net operating loss carryback claim	—	—	(1,430)	(152.0)	—	—
Non-deductible intangible asset and goodwill impairment and amortization charges	141	16.9	—	—	6,866	29.3
Provision of valuation allowance against currently generated net operating loss carryforwards	128	15.5	—	—	1,266	5.4
Other, net	29	3.6	1	—	6	—
	$ —	—%	$(1,053)	(112.0)%	$ —	—%

10. EMPLOYEE BENEFIT PLANS:

The Company has a 401(k) tax deferred savings plan that is available to all employees who satisfy certain minimum hour requirements each year (the "Plan"). The Company matches 30% of each participant's annual contribution under the Plan, up to 6% of each participant's annual base salary. Contributions by the Company to the plan were approximately $0.2 million for the years ended December 31, 2004, 2003 and 2002.

11. COMMON STOCK, STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN:

Common and Preferred Stock

The Company's stockholders had authorized 48.0 million shares of common stock available for issuance as of December 31, 2004 and 2003, and had 2.0 million shares of preferred stock available for issuance as of December 31, 2004 and 2003.

Stockholder Rights Plan

The Company has a stockholder rights plan, commonly referred to as a "poison pill," that may discourage an attempt to obtain control by means of a tender offer, merger, proxy contest or otherwise. Under this plan, our Board of Directors can issue preferred stock in one or more series without stockholder action. If a person acquires 20% or more of our outstanding shares of common stock, except for certain institutional stockholders, who may acquire up to 25% of our outstanding shares of common stock, then rights under this plan would be triggered, which would significantly dilute the voting rights of any such acquiring person. Certain provisions of the General Corporation Law of Delaware may also discourage someone from acquiring or merging with us. No preferred stock has been issued as of December 31, 2004.

2003 Equity Incentive Plan

In May 2003, the Company's Board of Directors approved the "Edgewater Technology, Inc. 2003 Equity Incentive Plan" (the "2003 Plan") for the purpose of attracting and retaining employees and providing a vehicle to increase management's equity ownership in the Company. The 2003 Plan provides for restricted share awards and grants of nonqualified stock options in the aggregate of up to 500,000 shares of the Company's common stock. In May 2003, the Company's Compensation Committee authorized restricted share awards to certain executives of the Company under the 2003 Plan aggregating 140,000 shares of the Company's common stock (the "Restricted Share Awards"). The aggregate deferred compensation expense associated with the Restricted Share Awards is approximately $0.7 million, which compensation expense amount is being amortized straight-line over the vesting term (five years). Compensation expense relating to the Restricted Share Awards during the years ended December 31, 2004 and 2003 was approximately $0.1 million and $0.07 million, respectively.

Stock Options

In October 1999, the Company's Board of Directors amended the Company's 1996 Stock Option Plan (the "1996 Plan") to increase the maximum number of shares of the Company's common stock that may be issued under the 1996 Plan from 12% to 15% of the total number of shares of the Company's common stock outstanding. Options granted under the 1996 Plan generally become 33% vested after one year and then vest 33% in each of the next two years or become 40% vested after two years and then vest 20% in each of the next three years. Under the 1996 Plan, the exercise price of the option equals the market value of the Company's common stock on the date of the grant, and the maximum term for each option is 10 years.

In February 2000, the Company adopted a subsidiary stock option plan (the "Subsidiary Plan") for employees and consultants of Edgewater Technology (Delaware), Inc., a wholly-owned subsidiary of Edgewater Technology. The purpose of the Subsidiary Plan was to aid Edgewater Technology in attracting and retaining employees. The total amount of subsidiary common stock for which stock options could be granted under the Subsidiary Plan could not exceed 5.0 million shares of subsidiary common stock. In August 2000, the Subsidiary Plan was terminated and options for 2.9 million shares of the Company's subsidiary stock that had been granted under this Subsidiary Plan were exchanged into options for 1.8 million shares of the Company's common stock under a newly created parent company stock option plan, currently entitled the "Edgewater Technology, Inc., Amended and Restated 2000 Stock Option Plan" (the "2000 Plan") and into options for 1.1 million shares under the 1996 Plan, for an aggregate of 2.9 million shares underlying options. The fair market value of the subsidiary's stock did not change for the period of granting of the options to the exchange date. The Subsidiary Plan had no other activity other than the granting of the aforementioned options for 2.9 million shares of the subsidiary common stock and there were no exercises or forfeitures of options between grant and conversion in August 2000. Grants of stock options under the 2000 Plan may not exceed 4.0 million shares of the Company's common stock. As a result of this exchange, the Company recorded a one-time compensation charge of $0.2 million. In 2002, the Company amended the 2000 Plan to include grants of stock options to directors and officers.

A summary of stock option activity under the Company's 1996 Plan, 2000 Plan and 2003 Plan is as follows:

	Shares Under Option	Weighted Average Price Per Share
Outstanding, January 1, 2002	3,450,593	$6.78
Granted	991,170	3.83
Exercised	(3,667)	4.00
Forfeited	(609,586)	6.14
Outstanding, December 31, 2002	3,828,510	6.09
Granted	905,900	3.76
Exercised	(32,119)	4.01
Forfeited	(181,769)	5.73
Outstanding, December 31, 2003	4,520,522	5.77
Granted	**231,450**	**5.48**
Exercised	**(104,667)**	**4.19**
Forfeited	**(296,888)**	**6.89**
Outstanding, December 31, 2004	**4,350,417**	**$5.73**

Options exercisable were approximately 3.5 million, 3.2 million and 2.2 million as of December 31, 2004, 2003 and 2002, respectively. The weighted average exercise price of these options was $6.07, $6.46 and $6.97 per share as of December 31, 2004, 2003 and 2002, respectively. The following is a summary of stock options outstanding and exercisable as of December 31, 2004:

Options Outstanding				Options Exercisable	
Number of Options Outstanding	Range of Exercise Prices	Weighted Average Remaining Life in Years	Weighted Average Exercise Price Per Share	Number of Options Exercisable	Weighted Average Exercise Price Per Share
1,605,638	$ 3.72—$ 5.04	7.2	$ 4.06	847,923	$ 4.00
2,466,162	5.18— 6.25	5.6	6.12	2,429,479	6.13
144,850	6.73— 8.63	3.2	8.04	130,847	8.14
78,400	9.81— 12.88	2.9	11.31	78,400	11.31
36,327	18.25— 18.84	2.9	18.71	36,327	18.71
19,040	30.46— 33.61	3.4	31.81	19,040	31.81
4,350,417		6.0	$ 5.73	3,542,016	$ 6.07

As discussed in Note 2, the Company has elected to account for its stock options using the intrinsic method. Accordingly, compensation expense, if any, is recognized on awards of restricted shares or grants of stock options issued to employees and directors if the purchase price or exercise price, as applicable, is less than the market price of the underlying stock on the measurement date, generally the date of grant. Note 2 includes disclosures to reflect the Company's pro forma net (loss) income for the years ended December 31, 2004, 2003 and 2002 as if the fair value method of accounting had been used. In preparing the pro forma disclosures, the fair value was estimated on the grant date using the Black-Scholes option-pricing model. These fair value calculations were based on the following assumptions:

For the Year Ended December 31,	**2004**	2003	2002
Weighted average risk-free interest rate	**3.63%**	3.25%	2.82%
Dividend yield	**0%**	0%	0%
Weighted average expected life	**4 years**	5 years	4 years
Expected volatility	**65%**	68%	74%

Using these assumptions, the fair value of the stock options granted during the years ended December 31, 2004, 2003 and 2002 was approximately $0.6 million, $2.5 million and $2.0 million, respectively. The weighted average fair value per share of options granted during 2004, 2003 and 2002 was $2.48, $2.40 and $2.06, respectively.

Employee Stock Purchase Plan

The Company has an employee stock purchase plan entitled the Edgewater Technology, Inc. 1999 Employee Stock Purchase Plan (the "1999 ESPP") that allows for employee stock purchases of the Company's common stock at the lower of 85% of the stock price as of the first or last trading day of each quarter. Purchases under the 1999 ESPP are limited to 10% of the respective employee's annual compensation. The 1999 ESPP authorizes purchases for up to 700,000 shares of the Company's common stock and continues in effect until October 1, 2009 or until earlier terminated. As of December 31, 2004, there were 338,916 shares of common stock remaining for purchase under the 1999 ESPP. During fiscal 2004, 2003 and 2002, we issued 27,184, 23,537 and 37,561 shares, respectively, under the 1999 ESPP.

Treasury Stock Repurchase Program

In September 2002, our Board of Directors authorized a stock repurchase program for up to $20.0 million of common stock through December 31, 2003, which was extended through and expired in February 2005. Under this program, stock purchases have been made from time to time on the open market at prevailing market prices or in negotiated transactions off the market. As part of the most recently authorized stock repurchase program, effective February 14, 2003, our Company entered into a SEC Rule 10b5-1 repurchase program with a broker that allowed purchases of our common stock through traditional blackout periods. Both the stock repurchase program and the 10b5-1 repurchase program expired on February 25, 2005.

During the years ended December 31, 2004, 2003 and 2002, the Company repurchased 948,234, 304,195 and 150,190 shares of its outstanding common stock for an aggregate purchase price of $4.4 million, $1.4 million and $0.6 million, respectively. From the inception of our stock repurchase program in 2000 through its February 25, 2005 expiration date, we repurchased 3.3 million shares of our common stock for an aggregate purchase price of approximately $17.9 million.

12. RELATED-PARTY TRANSACTIONS:

Synapse. Synapse is considered a related party as its President and Chief Executive Officer is also a member of our Board of Directors. Synapse has been an Edgewater Technology customer since 1996. Revenues from Synapse amounted to $9.7 million, $11.8 million and $12.3 million for fiscal 2004, 2003 and 2002, respectively. Accounts receivable balances for Synapse were $0.7 million and $1.9 million as of December 31, 2004 and 2003, respectively, which amounts were on customary business terms. The Company typically provides services to Synapse related to infrastructure services, custom software development and systems integration. Services are provided on both a fixed-fee and time and materials basis. Our contracts with Synapse, including all terms and conditions, have been negotiated on an arm's length basis and on market terms similar to those we have with our other customers.

In January of 2005, the Company entered into a new one-year services contract with Synapse. It is anticipated that Synapse will purchase at least $8.5 million in professional services during 2005. There are no commitments beyond this time.

Deferred Board Fees. As of December 31, 2004, the Company has recorded a liability in the amount of approximately $0.2 million related to deferred Board fees earned and payable to one of our Company's Directors. Payment of these fees is being deferred until a future date. The deferred fees are recorded under the caption "accounts payable and accrued liabilities" in the Company's consolidated financial statements.

Lease Agreement. In 1999, the Company entered into a lease agreement with a stockholder, who was a former officer and director of the Company, to lease certain parcels of land and buildings in Fayetteville, Arkansas for its former corporate headquarters. Rent payments related to these facilities totaled approximately $0.2 million for the years ended December 31, 2004, 2003 and 2002. Future related party lease obligations relate to this lease agreement. The Company's corporate headquarters moved to Wakefield, Massachusetts during 2001, and the Company subleased the Fayetteville facility to a third party in 2002.

13. COMMITMENTS AND CONTINGENCIES:

We are sometimes a party to litigation incidental to our business. We believe that these routine legal proceedings will not have a material adverse effect on our financial position. We maintain insurance in amounts with coverages and deductibles that we believe are reasonable.

On February 11, 2003, our Company entered into a mutual Settlement and Release Agreement with the Stephens Group, Inc., Staffmark Investment, LLC, a majority-owned subsidiary of Stephens Group, Inc. and its subsidiaries (collectively, the "Stephens Group"), to terminate, dismiss and retain intact our Company's favorable summary judgment ruling with respect to a litigation matter in Delaware Superior Court. In addition to the mutual releases, the mutual Settlement and Release Agreement required our Company to pay $1.0 million to the Stephens Group. The parties agreed that the existence of the settlement agreement and all of its terms, including any payment, were not evidence of any wrongdoing or liability related to the sale of our Company's commercial staffing business in June 2000. The settlement amount of $1.0 million was charged to discontinued operations in the 2002 statement of operations and such amount was subsequently paid in February 2003.

During the second quarter of 2002, our Company was notified by the IRS that it would be auditing our consolidated income tax returns for the 1998, 1999 and 2000 fiscal years, and subsequently the 1997 fiscal year. Our Company has responded to various IRS information requests by delivering documents and answering questions. For the period of the fiscal years covered by the audit, we owned staffing-related businesses, which were sold during the 2000 and 2001 fiscal years. During fiscal 2004, the Company received notice from the IRS formally closing its examination of the filed corporate income tax returns for the 1997, 1998, 1999 and 2000 fiscal years, without any additional income tax liability.

We have received and may continue to receive various tax notices and assessments from the IRS and various State Departments of Revenue related to our former staffing businesses, which were sold in 2000 and 2001. During 2004, our Company was able to successfully resolve several outstanding assessments. On a net basis, the Company reversed approximately $0.2 million from its discontinued operations accrual related to the successful resolution of our tax assessments. The accrual decrease attributable to the IRS notices totaled approximately $0.8 million. This decrease was offset by an increase in the accrual of $0.6 million, which was primarily the result of an increase in a previously established reserve related to the Company's expected lease payments on its former corporate headquarters in Fayetteville, Arkansas in the amount of $0.4 million. The increase in the lease accrual was deemed necessary after revising a previously prepared estimate with more current information. In Fiscal 2003, we recorded a reserve of $1.0 million representing the low end of potential payments to be made under certain IRS notices, plus related professional fees. See Note 4 to the consolidated financial statements.

14. LEASE COMMITMENTS:

Edgewater Technology leases office space and certain equipment under operating leases through 2013. As discussed in Notes 4 and 12, certain of these facilities are leased from related parties. Annual future minimum payments required under operating leases, excluding sublease rentals, that have an initial or remaining lease term in excess of one year are as follows:

Fiscal Years	Amount
(In Thousands)	
2005	$1,202
2006	1,063
2007	819
2008	801
2009	626
Thereafter	2,010
	$6,521

Rent payments, including amounts paid to related parties for discontinued operations, was approximately $1.3 million, $1.1 million and $1.2 million for the years ended December 31, 2004, 2003 and 2002, respectively. The Company entered into a sublease agreement on July 1, 2002 with a third party to occupy our Fayetteville office facility. The sublease commenced on July 15, 2002 and will end on June 30, 2007. Under the sublease agreement, the sub-tenant shall pay base rent to Edgewater Technology in the amounts of $0.2 million for the years 2005 and 2006 and will pay $0.1 million in 2007.

Unaudited Supplementary Quarterly Financial Information

(In Thousands, Except Per Share Data)

The net (loss) income and earnings per share amounts below include results from discontinued operations.

2004	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Total revenues	**$6,422**	**$6,138**	**$ 4,893**	**$7,869**	**$25,322**
Gross profit	**2,581**	**2,408**	**1,492**	**3,182**	**9,663**
Income (loss) before discontinued operations	**65**	**(43)**	**(1,017)**	**164**	**(831)**
Net income (loss)	**65**	**(43)**	**(1,017)**	**400**	**(595)**
Basic and diluted income (loss) per share before discontinued operations	**$0.01**	**$0.00**	**$(0.09)**	**$0.03**	**$(0.05)**
Basic and diluted income (loss) per share	**$0.01**	**$0.00**	**$(0.09)**	**$0.03**	**$(0.05)**

2003	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Total revenues	$5,189	$6,158	$ 6,934	$6,773	$25,054
Gross profit	2,321	2,939	3,205	3,049	11,514
Income before discontinued operations	69	164	152	1,609	1,994
Net income	69	164	152	589	974
Basic and diluted income per share before discontinued operations	$0.01	$0.01	$ 0.01	$0.15	$ 0.18
Basic and diluted income per share	$0.01	$0.01	$ 0.01	$0.05	$ 0.08

Corporate Information

2004 Directors
William Lynch
Non-Executive Chairman of the Board

Shirley Singleton
President and Chief Executive Officer

Clete Brewer

Paul Guzzi

Michael Loeb

Bob L. Martin

Wayne Wilson

Executive Management Team
Shirley Singleton
President and Chief Executive Officer

David Clancey
Senior Vice President and Chief Technology Officer

David Gallo
Chief Operating Officer

Kevin Rhodes
Chief Financial Officer, Treasurer and Corporate Secretary

Kristen Zaepfel
Vice President, Human Resources

Investor Relations
Barbara Warren-Sica
Director, Corporate Communications

Common Stock Data
The Company's common stock trades on the NASDAQ National Market under the symbol EDGW. The following table sets forth the high and low trading price of the Company's common stock during each quarter of 2003 and 2004 and the first quarter of 2005.

Fiscal 2003	High	Low
First Quarter	$4.59	$3.68
Second Quarter	$4.85	$3.77
Third Quarter	$5.77	$4.37
Fourth Quarter	$5.60	$4.56

Fiscal 2004	High	Low
First Quarter	**$8.50**	**$4.65**
Second Quarter	**$7.15**	**$5.10**
Third Quarter	**$6.19**	**$4.50**
Fourth Quarter	**$5.15**	**$3.80**

Fiscal 2005	High	Low
First Quarter	$5.66	$4.16

Form 10-K
The Company's Annual Report on Form 10-K, excluding exhibits, for the year ended December 31, 2004, as filed with the Securities and Exchange Commission, is available to stockholders without charge upon mailing a written request to our Investor Relations Department or by sending an email to ir@edgewater.com.

Executive Offices and Investor Relations
Edgewater Technology, Inc.
20 Harvard Mill Square
Wakefield, Massachusetts 01880
Phone: (781) 246-3343
Fax: (781) 246-5903
Email: ir@edgewater.com
www.edgewater.com

Transfer Agent
EquiServe Trust Company, N.A.
PO Box 43069
Providence, RI 02940-3069
Phone: (800) 446-2617
www.equiserve.com

Independent Auditors
Deloitte & Touche LLP
Boston, Massachusetts

Annual Meeting
The Annual Meeting of Stockholders will be held at 10:00 a.m. EST on May 25, 2005 at:

Boston Marriott Copley Place
110 Huntington Avenue
Boston, Massachusetts 02116
Phone: (617) 236-5800

EDGEWATER TECHNOLOGY


HIGH CONCEPT
HIGH TOUCH
HIGH VALUE

EDGEWATER
TECHNOLOGY

20 Harvard Mill Square
Wakefield, Massachusetts 01880
Phone: (781) 246-3343
Fax: (781) 246-5903
www.edgewater.com
makewaves@edgewater.com

2209-AR-05